As filed with the Securities and Exchange Commission
                   on November 26, 2002 Registration No. 333-
    =======================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
        ----------------------------------------------------------------
                  COMPAnIA DE TELECOMUNICACIONES DE CHILE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)
                          ---------------------------
                      Telecommunications Company of Chile
                  (Translation of issuer's name into English)
              ----------------------------------------------------
                               REPUBLIC OF CHILE
           (Jurisdiction of incorporation or organization of issuer)
       -----------------------------------------------------------------
                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
         --------------------------------------------------------------
                                 Kurt Schneiber
                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)
         -------------------------------------------------------------
                              Puglisi & Associates
                          850 Library Avenue Suite 204
                                  P.O. Box 885
                                Newark, DE 19715
    (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
          Andres V. Gil                         Frettra M. Miller, Esq.
          Davis Polk & Wardwell                 Citibank, N.A.
          450 Lexington Avenue                  11 Wall Street 15th Floor/Zone 9
          New York, New York 10017              New York, New York 10043
               --------------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                |X|     immediately upon filing.
                                |_|     on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                Amount of      Proposed Maximum        Proposed             Amount of
                 Title of Each Class of         ADSs to be    Aggregate Offering     Maximum Aggregate     Registration
               Securities to be Registered      Registered      Price Per Unit*      Offering Price**         Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares("ADSs"), each       100,000,000        $5.00              $5,000,000          $460.00
representing four (4) Shares of Series A
Common Stock, without  par value, of
Compania de Telecomunicaciones de Chile
S.A.
--------------------------------------------------------------------------------------------------------------------------

* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

               This Registration Statement may be executed in any
            number of counterparts, each of which shall be deemed an
             original, and all of such counterparts together shall
                    constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus

1. Name  of  depositary                       Face of Receipt - Introductory
                                              ---------------
   and  address  of  its                      Paragraph
   principal executive office

2. Title of Receipts  and                     Face of Receipt - top  center and
   identity of deposited                      --------------
   securities                                 - Introductory Paragraph

   Terms of Deposit:

   (i)  The amount of deposited               Face   of   Receipt   -   upper
        securities                            -------------------
        represented by one                    center   and Introductory
        American Depositary                   Paragraph
        Share

   (ii) The procedure for                     Reverse of Receipt - Paragraphs
        voting, if any, the                   ------------------
        deposited securities                  (14), and (15)

  (iii) The collection and                    Face of Receipt -  Paragraphs
        distribution of dividends             ---------------
                                              (2),  (4),  (6), (7), (8), and
                                              (11)
                                              Reverse of Receipt - Paragraph
                                              ------------------
                                              (14)

   (iv)  The transmission of                  Face of  Receipt -  Paragraphs
                                              ----------------
        notices, reports and                  (6),  (8),  and (10)
                                              Reverse of Receipt  - Paragraphs
                                              -------------------
                                              (14) and (15)

   (v)  The sale or exercise of               Face of Receipt -  Paragraphs (2),
        rights                                ---------------
                                              (4),  (6),  and (7)
                                              Reverse of Receipt - Paragraphs
                                              ------------------
                                              (12) and (14)

   (vi) The deposit or sale of                Face of Receipt -  Paragraphs
        securities  resulting                 ---------------
        from  dividends,   splits             (3),  (4),  (6), and (11)
        or  plans  of                         Reverse of Receipt - (14) and (16)
        reorganization                        -----------------

   (vii) Amendment, extension or              Reverse of Receipt -  Paragraphs
                                              -----------------
        termination or the deposit            (19) and (20)
        agreement                             (no provision for extension)

  (viii) Rights of  holders  of               Face of Receipt - Paragraph (10)
        Receipts  to inspect                  --------------
        the  transfer  books  of
        the  depositary and the
        list of holders of Receipts

   (ix) Restrictions  upon the                Face of Receipt -  Paragraphs
                                              ---------------
        right to  deposit  or                 (2),  (4),  (6), and (7)
        withdraw the underlying               Reverse of Receipt -Paragraph (21)
        securities                            ------------------

   (x)  Limitation   upon  the                Reverse of Receipt - Paragraphs
        liability   of  the                   ------------------
        depositary                            (17) and (18)

3. Fees  and  charges   which                 Face of Receipt - Paragraph (7)
   may  be  imposed directly or               --------------
   indirectly   against holders
   of Receipts

Item 2. AVAILABLE INFORMATION                 Face Receipt - Paragraph (10)
                                              ------------



Compania de Telecomunicaciones de Chile S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549., and the following Regional Office of the Commission: Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661.

                                   PROSPECTUS


           The Prospectus consists of the form of American Depositary
            Receipt, ATTACHED as Exhibit A to the SECOND AMENDED AND RESTATED Deposit Agreement filed as Exhibit (a) to this
          Registration Statement and incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, by and among, Compania de Telecomunicaciones de Chile S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Owners and Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). - Filed herewith as Exhibit (a).

               (b) Foreign Exchange Contract among the Company, The Bank of New York and the Central Bank of Chile (the "Foreign Exchange Contract") relating to the foreign exchange treatment of the investment in American Depositary Shares and ADRs, as amended by Public deed to amend the Foreign Exchange Contract in order to substitute Citibank, N.A. as successor depositary. - Previously Filed.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

               (e)  Rule 466 Certification. - Filed herewith as Exhibit (e).



Item 4.  UNDERTAKINGS

               a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty (30) days before any change in the fee schedule.
------------------------------------
* Previously filed.

                                   SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement dated as of June 1, 1998 (the "Deposit Agreement"), by and among Compania de Telecomunicaciones de Chile S.A., Citibank, N.A., as depositary and all Owners and Holders from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of November, 2002.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares each representing four
                                        (4) Shares of Series A Common Stock,
                                        without par value, of Compania de
                                        Telecomunicaciones de Chile S.A.

                                        CITIBANK, N.A., as Depositary



                                        By:      /s/ Ricardo Szlezinger
                                               --------------------------------
                                        Name:     Ricardo Szlezinger
                                        Title:    Vice President

                                   SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, as ended, Compania de Telecomunicaciones de Chile S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile, on the 21st day of November, 2002.


                                COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

                                By:     /s/ Julio Covarrubias
                                       --------------------------------------
                                Name:  Julio Covarrubias
                                Title: Chief Financial Officer

                               POWER OF ATTORNEY

               KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Messrs. Claudio Munoz, Julio
Covarrubias and Isabel Margarita Bravo to act as his/her true and lawful ttorneys-in-fact and agents, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on November 21, 2002.


Name                                                    Title


  /s/ Bruno Philippi                             Chairman of the Board of
-------------------------------
      Bruno Philippi                             Directors and Director


  /s/ Caludio Munoz                              General Manger, Chief Executive
-------------------------------
      Claudio Munoz                              Officer (Principal Executive
                                                 Officer)


  /s/ Julio Covarrubias                          Chief Financial Officer
-------------------------------
      Julio Covarrubias                          (Principal Financial Officer)


  /s/ Rafael Zamora                              Chief Accounting Officer
-------------------------------
      Rafael Zamora


                                                 Vice President of the Board of
                                                 Directors and Director
-------------------------------
      Jacinto Diaz


  /s/ Andres Concha                              Director
-------------------------------
      Andres Concha

  /s/ Fernando Bustamante                        Director
-------------------------------
      Fernando Bustamante


  /s/ Nicolas Majluf                             Director
-------------------------------
      Nicolas Majluf


  /s/ Felipe Montt                               Director
-------------------------------
      Felipe Montt


  /s/ Luis Cid                                   Director
-------------------------------
      Luis Cid


 -------------------------------                 Alternate Director
      Antonio Viana-Baptista


--------------------------------                 Alternate Director
      Juan Claro


--------------------------------                 Alternate Director
      Juan Carlos Ros


  /s/ Guillermo Fernandez                        Alternate Director
-------------------------------
      Guillermo Fernandez


         /s/ Augusto Iglesiaa                    Alternate Director
-------------------------------
      Augusto Iglesias


                                                 Alternate Director
-------------------------------
      Sergio Badiola


                                                 Alternate Director
-------------------------------
      Alfonso Ferrari

  /s/ Donald J. Puglisi                          Authorized Representative in
-------------------------------
      Donald J. Puglisi                          the United States

                               Index to Exhibits
                               ----------------

                                                         Sequentially
   Exhibit               Document                        Numbered Page
   -------               --------                       ----------------

     (a)                 Second Amended
                         and Restated
                         Deposit Agreement,
                         dated as of June 1, 1998

     (d)                 Opinion of counsel
                         to the Depositary

     (e)                 Rule 466 Certification

  (a) Second Amended and Restated Deposit Agreement, dated as of June 1, 1998

                                                                  EXECUTION COPY



                  COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
                                       AND
                                 CITIBANK, N .A.
                                  as Depositary
                                       AND
               OWNERS AND HOLDERS OF AMERICAN DEPOSITARY RECEIPTS
                  Second Amended and Restated Deposit Agreement

                            Dated as of June 1, 1998


                               TABLE OF CONTENTS
                                                                            Page
PARTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  .    1
RECITALS  .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

                                   ARTICLE 1
                                  DEFINITIONS
SECTION 1.01            American  Depositary Shares;  ADSs . . . . . . . .   2
SECTION 1.02            Central  Bank. . . . . . . . . . . . . . . . . . .   3
SECTION 1.03            Chile.  .  . . . . . . . . . . . . . . . . . . . .   3
SECTION 1.04            Commission  .  . . . . . . . . . . . . . . . . . .   4
SECTION 1.05            Custodian  . . . . . . . . . . . . . . . . . . . .   4
SECTION 1.06            Deposit  Agreement . . . . . . . . . . . . . . . .   4
SECTION 1.07            Depositary.  . . . . . . . . . . . . . . . . . . .   4
SECTION 1.08            Deposited  Securities  . . . . . . . . . . . . . .   5
SECTION 1.09            Dollars  and Pesos . . . . . . . . . . . . . . . .   5
SECTION 1.10            Foreign Exchange  Contract . . . . . . . . . . . .   5
SECTION 1.11            Foreign  Registrar.  . . . . . . . . . . . . . . .   5
SECTION 1.12            Issuer.  . . . . . . . . . . . . . . . . . . . . .   6
SECTION 1.13            Original Deposit Agreement.  . . . . . . . . . . .   6
SECTION 1.14            Owner.  .  . . . . . . . . . . . . . . . . . . . .   6
SECTION 1.15            Receipts.  . . . . . . . . . . . . . . . . . . . .   6
SECTION 1.16            Registrar.  .  . . . . . . . . . . . . . . . . . .   6
SECTION 1.17            Restricted  Securities.  . . . . . . . . . . . . .   7
SECTION 1.18            Securities  Act. . . . . . . . . . . . . . . . . .   7
SECTION 1.19            Shares.  . . . . . . . . . . . . . . . . . . . . .   7

                                   ARTICLE 2
               FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND
                  DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS
SECTION 2.01            Form and  Transferability  of Receipts . . . . . .   8
SECTION 2.02            Deposit of  Shares. . . . . . . . . . . . . . . .    9
SECTION 2.03            Execution and Delivery of Receipts.  . . . . . . .  11
SECTION 2.04            Transfer of Receipts: Combination and Split-up of
                        Receipts. . . . . . . . . . . . . .. . . . . . . .  12
SECTION 2.05            Surrender of Receipts and Withdrawal of Shares. .   14
SECTION 2.06            Limitations   on  Execution  and  Delivery, Transfer
                        and  Surrender  of Receipts . . . . . . . . . . .   16
SECTION 2.07            Lost Receipts,  etc. . . . . . . . . . . . . . .    18
SECTION 2.08            Cancellation and Destruction of Surrendered
                        Receipts. . . . . . . . . . . . . .. . . . . . . .  18




                                   ARTICLE 3
                   CERTAIN OBLIGATIONS OF OWNERS OF RECEIPTS
SECTION 3.01            Filing Proofs, Certificates and other Information . 19
SECTION 3.02            Liability of Owner for Taxes.  . . . . . . . . . .  19
SECTION 3.03            Warranties  on Deposit of Shares.  . . . . . . . .  20
SECTION 3.04            Requests for Information.  . . . . . . . . . . . .  20
SECTION 3.05            Compliance  with  Chilean Law. . . . . . . . . . .  21


                                   ARTICLE 4
                            THE DEPOSITED SECURITIES
SECTION 4.01            Cash Distributions.  . . . . . . . . . . . . . . .  22
SECTION 4.02            Distribution of Other than Cash or Shares or
                        rights. . . . . . . . . . . . . .. . . . . . . . .  23
SECTION 4.03            Distributions  in Shares.  . . . . . . . . . . . .  24
SECTION 4.04            Rights.  . . . . . . . . . . . . . . . . . . . . .  25
SECTION 4.05            Conversion of Foreign Currency.  . . . . . . . . .  28
SECTION 4.06            Fixing of Record  Date.  . . . . . . . . . . . . .  30
SECTION 4.07            Voting of Deposited Securities.  . . . . . . . . .  31
SECTION 4.08            Changes Affecting Deposited Securities. . . . . . . 33
SECTION 4.09            Reports.  .  . . . . . . . . . . . . . . . . . . .  34
SECTION 4.10            Lists of Receipt  Owners . . . . . . . . . . . . .  34
SECTION 4.11            Withholding.  .  . . . . . . . . . . . . . . . . .  35


                                   ARTICLE 5
                  THE DEPOSITARY, THE CUSTODIAN AND THE ISSUER
SECTION 5.01            Maintenance of Office and Transfer Books
                        by the  Depositary  . . . . . . . . . . . . . .. .  35
SECTION 5.02            Prevention or Delay in Performance by the
                        Depositary  or the  Issuer . . . . . . . . . . . .  37
SECTION 5.03            Obligations of the Depositary, the
                        Custodian  and the  Issuer . . . . . . . . . . . .  38
SECTION 5.04            Resignation and Removal of the Depositary;
                        Appointment of Successor Depositary. . . . . . . .  40
SECTION 5.05            The Custodians.  . . . . . . . . . . . . . . . . .  41
SECTION 5.06            Notices and  Reports.  . . . . . . . . . . . . . .  43
SECTION 5.07            Issuances of Additional  Shares,  etc. . . . . . .  44
SECTION 5.08            Indemnification  . . . . . . . . . . . . . . . . .  45
SECTION 5.09            Charges of  Depositary . . . . . . . . . . . . . .  47
SECTION 5.10            Certain Rights of the Depositary; Limitations . .   47
SECTION 5.11            Retention of Depositary  Documents . . . . . . . .  49
SECTION 5.12            Exclusivity.  .  . . . . . . . . . . . . . . . . .  49
SECTION 5.13            List of Restricted  Securities Owners. . . . . . .  50





                                   ARTICLE 6
                           AMENDMENT AND TERMINATION
SECTION 6.01            Amendment.  .  . . . . . . . . . . . . . . . . . .  50
SECTION 6.02            Termination.  .  . . . . . . . . . . . . . . . . .  51


                                   ARTICLE 7
                                 MISCELLANEOUS
SECTION 7.01            Counterparts.  .  . . . . . . . . . . . . . . . . . 52
                        . . . . . . . . .
SECTION 7.02            No Third Party  Beneficiaries.  . . . . . . . . . . 52
                        . . . .
SECTION 7.03            Severability.  .  . . . . . . . . . . . . . . . . . 52
                        . . . . . . . . . .
SECTION 7.04            Holders and Owners as Parties; Binding Effect. . .  53
SECTION 7.05            Notices.  . . . . . . . . . . . . . . . . . . . . . 53
                        . . . . . . . . . .
SECTION 7.06            Governing Law and Jurisdiction, Appointment
                        of Agent;  Waiver of Immunities . . . . . . . . . . 54
                        . .
SECTION 7.07            Compliance with U.S. Securities Laws . . . . . . .  56
TESTIMONIUM             .  .  . . . . . . . . . . . . . . . . . . . . . . . 57
SIGNATURES              .  .  . . . . . . . . . . . . . . . . . . . . . . . 58


                                   EXHIBIT A
                                FORM OF RECEIPT

                                   EXHIBIT B
                         FEE SCHEDULE OF THE DEPOSITARY

                 SECOND AMENDED AND RESTATED DEPOSIT AGREEMENT

         SECOND AMENDED AND RESTATED DEPOSIT AGREEMENT dated as of June 11, 1998 among COMPANIA DE TELECOMUNICACIONES DE CHILE S.A., a sociedad an6nima abierta (a limited liability public company) organized under the laws of Chile (herein called the Issuer), CITIBANK, N.A., a national banking association organized under the laws of the United States of America, as depositary (herein called the Depositary), and all Owners and holders from time to time of American Depositary Receipts issued hereunder. This Second Amended and Restated Deposit Agreement amends and restates in full the provisions of the Amended and Restated Deposit Agreement, dated as of January 2, 1997, among the Issuer, the Depositary and Owners and holders of American Depositary Receipts.

                                   WITNESSETH:

         WHEREAS, the Issuer desires to provide, as hereinafter set forth in this Deposit Agreement, for the deposit of Series A Common Stock without face value (herein called Shares), of the Issuer from time to time with the principal office of Citibank, N.A., Santiago (herein called the Custodian), as agent of the Depositary for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares representing the Shares so deposited and for the execution and delivery of American Depositary Receipts evidencing such American Depositary Shares;
         WHEREAS, in order to have the right of access to the formal foreign exchange market in Chile for the conversion to U.S. dollars and transfer out of Chile of the proceeds of certain distributions on Shares and proceeds of sales of Shares, the Depositary has entered into a contract with Banco Central de Chile and, as Depositary, to take certain other ancillary actions in Chile to obtain and maintain such rights; and
         WHEREAS, the American Depositary Receipts are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions modifications and omissions, as hereinafter provided in this Deposit Agreement;

         NOW, THEREFORE, in consideration of the premises, it is agreed by and between the parties hereto as follows:

                                   ARTICLE 1
                                  DEFINITIONS

         The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

         SECTION 1.01. American Depositary Shares: ADSs.
         ----------------------------------------------
         The terms "American Depositary Shares" or "ADSs" shall mean the rights evidenced by the Receipts issued hereunder and the interests in the Deposited Securities represented thereby. The american depositary shares issued under the terms of the Original Deposit Agreement and outstanding as of the date hereof shall, after the date hereof, for all purposes be treated as ADSs issued hereunder. Each American Depositary Share shall represent four (4) Shares, until there shall occur a distribution upon Deposited Securities covered by Section
4.03 or a change in Deposited Securities covered by Section 4.08 with respect to which additional Receipts are not executed and delivered, and thereafter each American Depositary Share shall represent the number of Shares or Deposited Securities specified in such Sections. In addition, the Issuer may at any time change the ratio of Deposited Securities to American Depositary Shares without the occurrence of any such distribution or change, and without notice; Provided, however, that any fees payable to the Depositary by an Owner for the surrender, transfer or exchange of any Receipts owned by such Owner of record prior to the effective date of such ratio change (as demonstrated by evidence reasonably satisfactory to the Depositary) shall be waived by the Depositary for a period of 90 days from the effective date of such ratio change to the extent such fees are greater than the fees that would have been payable by such Owner had such ratio change not occurred.
         If the number of Deposited Securities represented' by an American Depositary Share immediately prior to such ratio change is not evenly divisible by or into the number of Deposited Securities represented by an American Depositary Share after such ratio change, such that after such ratio change any Owner would otherwise be entitled to receive a fractional American Depositary Shares the Depositary shall sell the Deposited Securities in the Chilean securities market or in the form of ADSs (at any private or public sale) that would be represented by such fractional American Depositary Share and distribute the net proceeds of such sale to the Owner.
         SECTION 1.02. Central Bank.
         --------------------------
         The term "Central Bank" shall mean Banco Central de Chile and its successors.
         SECTION 1.03. Chile.
         -------------------
         The term "Chile" means the Republic of Chile.

         SECTION 1.04. Commission.
         ------------------------
         The term "Commission" shall mean the Securities and Exchange Commission of the United States and its successors.
         SECTION 1.05. Custodian.
         -----------------------
         The term "Custodian" shall mean the principal office of Citibank, N.A. Santiago, as agent of the Depositary for the purposes of this Deposit Agreement, and any other firm or corporation which may hereafter be appointed by the Depositary pursuant to the terms of Section 5.05, as substitute or additional custodian or custodians hereunder, as the context shall require and the term "Custodians" shall mean all of them collectively.
         SECTION 1.06. Deposit Agreement.
         -------------------------------
         The terms "Deposit Agreement" and "Agreement" shall mean the Original Deposit Agreement as amended and restated by this Second Amended and Restated Deposit Agreement including the Exhibits hereto as the same may be amended from time to time in accordance with the provisions hereof.
         SECTION 1.07.  Depositary.
         -------------------------
         The term "Depositary" shall mean Citibank, N.A., a national banking association organized under the laws of the United States of America, and any successor as Depositary hereunder, acting in its capacity as Depositary hereunder. The term "Principal Office," when used with respect to the Depositary shall mean the office of the Depositary which at the date of this Agreement is 111 Wall Street, 5th Floor, New York, New York 10043

         SECTION 1.08. Deposited Securities.
         ----------------------------------
         The term "Deposited Securities" as of any time shall mean Shares at such time deposited or deemed to be deposited under this Deposit Agreement and any and all other shares, securities, property and cash received by the Depositary or the Custodian in respect thereof and at such time held hereunder, subject as to cash to the provisions of Section 4.05.
          SECTION 1.09. Dollars and Pesos.
          ---------------------------------
         The term "Dollars" shall mean the lawful currency of the United States. The term "Pesos" shall mean the lawful currency of Chile.
         SECTION 1.10. Foreign Exchange Contract.
         ---------------------------------------
         The term "Foreign Exchange Contract" shall mean the amended and restated "Chapter XXVI Agreement" among the Central Bank, The Bank of New York and the and the Issuer, dated as of July 11, 1990 entered into under Article 47 of the Constitutional Organic Law of the Central Bank and the provisions of Chapter XXVI of the Compendium of Foreign Exchange Regulations of Chile, as amended by public deed dated as of December 30, 1996, and as further amended by public deed dated as of June ___, 1998 among the Central Bank, Citibank, N.A and the Issuer.
         SECTION 1.11. Foreign Registrar.
         -------------------------------
         The term "Foreign Registrar" shall mean the Issuer, which carries out the duties of registrar for the Series A Common Stock of the Issuer, or any successor as registrar for the Series A Common Stock of the Issuer.

         SECTION 1.12. Issuer.
         --------------------
         The term "Issuer" shall mean Compania de Telecomunicaciones de Chile S.A., a sociedad anonima abierta organized under the laws of Chile, and its successors.
         SECTION 1.13 Original Deposit Agreement.
         ---------------------------------------
         The term "Original Deposit Agreement" shall mean the Deposit Agreement, dated as of July 19, 1990, by and among the Issuer, The Bank of New York and Owners and holders of American Depositary Receipts, as amended by the Amended and Restated Deposit Agreement, dated as of January 2, 1997, by and among the Issuer, Citibank, N.A., as depositary, and the Owners and holders of American Depositary Receipts.
         SECTION 1.14 Owner.
         ------------------
         The term "Owner" shall mean the person in whose name a Receipt is registered on the books of the "Depositary maintained for such purpose.
         SECTION 1.15. Receipts.
         ----------------------
         The term "Receipts" shall mean the American Depositary Receipts issued hereunder evidencing American Depositary Shares. Receipts issued under the terms of the Original Deposit Agreement and outstanding as of the date hereof shall, after the date hereof, for all purposes be treated as Receipts issued hereunder.
         SECTION 1.16. Registrar.
         -----------------------
         The term "Registrar" shall mean Citibank, N.A. or any other bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed to register Receipts and transfers of Receipts as herein provided.

         SECTION 1.17.  Restricted Securities.
         ------------------------------------
         The term "Restricted Securities" shall mean Shares or Receipts representing such Shares, which are acquired directly or indirectly from the Issuer or its affiliates (as defined in Rule 144 under the Securities Act of
1933) in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under that Act or both, or which are held by an affiliate of the Issuer, or which are subject to other restrictions on sale or deposit under the laws of the United States, Chile, or under a shareholder agreement or the Estatutos of the Issuer.
         SECTION 1.18.  Securities Act.
         -----------------------------
         The term "Securities Act of 1933" shall mean the United States Securities Act of 1933, as from time to time amended.
         SECTION 1.19. Shares.
         --------------------
         The term "Shares" shall mean Series A Common Stock, without "face" value of the Issuer, in registered form, heretofore validly issued, subscribed and outstanding and fully paid, non-assessable and free of any preemption rights of the holders of outstanding shares or hereafter validly issued, subscribed and outstanding and fully paid, nonassessable and free of any preemption rights of the holders of outstanding Shares or interim certificates representing such Shares.

                                   ARTICLE 2
                 FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION
                AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS

         SECTION 2.01. Form and Transferability of Receipts.
         --------------------------------------------------
         Definitive Receipts shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Such Receipts shall be executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar. Unless so executed, no Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose. The Depositary shall maintain books on which each Receipt so executed and delivered as hereinafter provided and the transfer of each such Receipt shall be registered. Receipts bearing the facsimile signature of a duly authorized signatory of the Depositary who was at any time a proper signatory of the Depositary shall bind the Depositary) notwithstanding that such signatory has ceased to hold such office prior to the execution of such Receipts by the Registrar and their delivery or did not hold such office at the date of such Receipts.
         The Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be required by the Depositary or required to comply with any applicable law or regulations or with the rules and regulations of any securities exchange upon which Receipts may be listed or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.
         Subject to any limitation set forth herein or in the Receipt, title to a Receipt (and to the American Depositary Shares evidenced thereby), when such Receipt is properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary notwithstanding any notice to the contrary, may treat the Owner thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes.
         SECTION 2.02. Deposit of Shares.
         -------------------------------
         Shares may be deposited under this Deposit Agreement by delivery of
(i) certificates (including the certification referred to below) therefor to the Custodian, accompanied by any appropriate instrument or instruments of transfer or endorsement, in form reasonably satisfactory to the Custodian, together with any other documents and payments or evidence of payment required under this Deposit Agreement, including, without limitation, the fees described in Exhibit B annexed hereto and (ii) a written order to the Custodian directing the Depositary to execute and deliver to or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing such deposited Shares.

         No Share (or other security) shall be accepted by the Custodian for deposit hereunder unless the Custodian shall have received from the depositor evidence satisfactory to the Custodian that the conditions for obtaining the Central Bank's approval of such deposit, as set forth in the Foreign Exchange Contract or applicable Chilean law, in each case as in effect at such time of deposit, have been satisfied.
         If required by the Depositary, Shares presented for deposit in accordance with this Deposit Agreement at any time also shall be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian or the Depositary of any dividend, or right to subscribe for additional Shares or any other securities or to receive other property, which any Person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.
         At the request, risk and expense of any Owner, and for the account of such Owner, the Depositary may receive Share certificates to be deposited, together with any other documents and payments required under this Deposit Agreement, for the purpose of forwarding such Share certificates to the Custodian for deposit hereunder.
         Upon each delivery to the Custodian pursuant to this Section of Shares (or other Deposited Securities) in registered form, the Custodian shall as soon as practicable obtain confirmation of the recordation of registration of transfer of such Shares (or other Deposited Securities) in the name of the Depositary or its nominee or the Custodian or its nominee at the cost and expense of the person making such deposit (or for whose benefit such deposit is made). Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary in such manner at such place or places as the Depositary shall determine.
         Neither the Depositary nor the Custodian shall be required (i) to accept for deposit a number of Shares that would result in the issuance of a fractional American Depositary Share or (ii) to accept for deposit any Shares that would require that an American Depositary Share represent the right to receive underlying Shares having different rights to distributions.
         SECTI0N 2.03. Execution and Delivery of Receipts. Upon receipt by any Custodian of (i) any deposit pursuant to Section 2.02 hereunder (and in addition, if the transfer books of the Foreign Registrar are open, the Depositary may require a proper acknowledgment or other evidence from the Foreign Registrar satisfactory to the Depositary that any Deposited Securities have been recorded upon the books of the Foreign Registrar in the name of the Depositary), together with the other documents specified in Section 2.02, and
(ii) approval by the Central Bank of such deposit (under the Foreign Exchange Contract and applicable Chilean law), such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose number of written order a Receipt or Receipts are deliverable in respect thereof and the American Depositary Shares to be represented thereby. Such notification shall be made by letter or, at the request and risk and expense of the person making the deposit by cable telex or facsimile transmission. Upon receiving such notice from such Custodian, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office, to or upon the order of the person or persons entitled thereto, a Receipt or Receipts, registered in the name or names and representing any authorized number of American Depositary Shares requested by such person or persons, but only upon payment to the Depositary of the fee of the Depositary for the execution and delivery of such Receipt or Receipts, and of all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities. Any Receipt issued by the Depositary shall represent only Receipts that have identical rights to distributions. If a person presents Shares for deposit that, by reason of their date of issuance or otherwise, are entitled to different rights to distributions, the Depositary shall deliver: a separate Receipt to correspond to each such category of rights to distributions.
         SECTION 2.04. Transfer of Receipts; Combination and Split-up of
         ---------------------------------------------------------------
Receipts.
--------
         The Depositary, subject to the terms and conditions of this Deposit Agreement, shall register transfers on its transfer books from time to time of Receipts, upon any surrender of a Receipt by the Owner in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer, and duly stamped as may be required by the laws of the State of New York and of the United States of America. Thereupon, the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto evidencing the same aggregate number of American Depositary Shares and the same rights to distributions with respect thereto as were evidenced the Receipts surrendered.

         The Depositary, subject to the terms and conditions of this Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares and the same rights to distributions with respect thereto as those evidenced by the Receipt or Receipts surrendered.
         The Depositary, upon the reasonable written request of the Issuer, shall, or with the written approval of the Issuer (which approval shall not be unreasonably withheld)) may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. Such co-transfer agents shall, upon the written request of the Issuer, or may, with the reasonable written approval of the Issuer (which approval shall not be unreasonably withheld), be removed and substitutes appointed by the Depositary. Each co-transfer agent appointed under this Section 2.04 shall give notice in writing to the Issuer and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement. In carrying out its functions, a co- transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders or Owners or persons entitled thereto and will be entitled to protection and indemnity to the same extent as the Depositary.

         SECTION 2.05. Surrender of Receipts and Withdrawal of Shares.
         ------------------------------------------------------------
         Upon surrender at the Principal Office of the Depositary of a Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of the fee of the Depositary for the surrender of Receipts, and subject to the terms and conditions of this Deposit Agreement, the Owner of such Receipt shall be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by such Receipt. Delivery of such Deposited Securities may be made by the delivery of certificates to such Owner or as ordered by him. Such delivery shall be made, subject as hereinafter provided, without unreasonable delay. Simultaneously with the delivery of Deposited Securities to the Owner or its designee, the Custodian, pursuant to the Foreign Exchange Contract, will issue or cause to be issued to the Owner or such designee a certificate which states that the Deposited Securities have been transferred to the Owner or its designee by the Depositary and that the Depositary waives in favor of the Owner or its designee the right of access to the formal foreign exchange market relating to such withdrawn Deposited Securities.
         A Receipt surrendered for the purpose of withdrawal of the Deposited Securities may be required by the Depositary to be properly endorsed in blank, or accompanied by proper instruments of transfer in blank, and if the Depositary requires, the Owner thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct one (or more) of the Custodians to deliver at the principal office of such Custodian, subject to Sections 2.06, 3.01, and 3.02, and to the other terms and conditions of this Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the

Depositary and as above provided, the amount of Deposited Securities represented by such Receipt, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.
         At the request, risk and expense of any Owner so surrendering a Receipt, and for the account of such Owner, the Depositary shall direct the Custodian to forward a certificate or certificates and other proper documents of title for the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission.
         For purposes of a tax ruling dated January 29, 1990 issued by the Chilean Internal Revenue Service regarding certain tax matters relating to American Depositary Shares and American Depositary Receipts, the acquisition value of any Share or other Deposited Security upon its withdrawal by an Owner upon surrender of the corresponding Receipt shall be the highest reported sales price of such Share or other Deposited Security on the Bolsa de Comeicio de Santiago, Bolsa de Valores (the "Santiago Stock Exchange') on the day on which the transfer of such Share or other Deposited Security from the Depositary to such Owner is recorded on the books of the Foreign Registrar. In the event that the Shares or other Deposited Securities are not then traded on the Santiago Stock Exchange, such value shall be the highest reported sales price on the principal stock exchange or other organized securities market in Chile on which such Shares or other Deposited Securities are then traded. In the event that no such sales price is reported on the day on which such transfer is recorded on the books of the Foreign Registrar, such value shall be deemed to be the highest sale price reported on the last day on which such sale price was reported) provided, that if such day is more than 30 days prior to the date of such transfer, such price shall be increased by the percentage increase over the corresponding period in the Chilean consumer price index as reported by the pertinent governmental authority of Chile.
         SECTION 2.06. Limitations on Execution and Delivery, Transfer and
         -----------------------------------------------------------------
Surrender of Receipts.
--------------------
         As a condition precedent to the execution and delivery, registration, registration of transfer, split-up, combination or surrender of any Receipt, the delivery of any distribution thereon, or the withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment from the depositor of Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including without limiting the generality of the foregoing any such tax, charge or fee of the type referred to in Section 3.02) and payment of any applicable fees as herein provided, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as the Depositary may establish consistent with the provisions of this Deposit Agreement.

         The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed) or if any such action is deemed necessary or advisable by the Depositary or the Issuer at any time Or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Deposit Agreement. The surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Issuer or the deposit of Shares in connection with voting at a shareholders' meeting) or the payment of dividends, (ii) the payment of fees, taxes, and other charges as contemplated herein and in Section 3.02, and similar charges, and (iii) compliance with any U.S. Chilean or other applicable laws or governmental regulations relating to the Receipts or to .the withdrawal of Shares or other Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement under the Securities Act of 1933 is in effect as to such Shares. The Depositary shall use its best efforts to comply with timely written instructions of the Issuer not to accept for deposit under the Deposit Agreement any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Issuer's compliance with securities laws in the United States or Chile. If in the opinion of the Depositary there is a reasonable possibility that a fee, tax, or other charge of the sort referred to in Section 3.02 will become payable by, or be assessed against, the Depositary or a. Custodian following the delivery, transfer or surrender of Receipts or withdrawal of Shares or other Deposited Securities, the Depositary may, in its discretion and as a condition precedent to the consummation of any such transaction, require the Owner to give the Depositary an indemnity bond in such form and amount and with such surety as it may accept as reasonably sufficient to indemnify it against such potential liabilities.
         SECTION 2.07. Lost Receipts, etc.
         --------------------------------
         In case any Receipt shall be mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or in lieu of and in substitution for such destroyed or lost or stolen Receipt, upon the Owner thereof filing with the Depositary (a) a request for such execution and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser and (b) a sufficient indemnity bond and satisfying any other reasonable requirements imposed by the Depositary.
         SECTION 2.08. Cancellation and Destruction of Surrendered Receipts.
         ------------------------------------------------------------------
         All Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled.

                                   ARTICLE 3
                   CERTAIN OBLIGATIONS OF OWNERS OF RECEIPTS
         SECTION 3.01. Filing Proofs, Certificates and Other Information.
         ----------------------------------------------------------------
         Any person presenting Shares for deposit or any Owner of a Receipt may be required from time to time to file such proof of citizenship, domicile or residence, exchange control approval, legal or beneficial ownership of receipts, Deposited Securities or other securities, or such information relating to the registration on the books of the Foreign Registrar of the Shares presented for deposit or other information, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper. The Depositary may withhold the delivery or; registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution Or rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed to the Depositary's reasonable satisfaction. Copies of such proofs, certificates and other information shall be provided by the Depositary to the Issuer upon the Issuer's reasonable request, unless such disclosure is prohibited by law or by confidentiality or similar obligations to which the Depositary is subject.
         SECTION 3.02. Liability of Owner for Taxes.
         ------------------------------------------
         If any tax or other governmental charge shall become payable by the Depositary or a custodian with respect to any Receipt, any American Depositary Shares, any Shares or any other Deposited Securities, including without limiting the generality of the foregoing any Chilean tax on a gain realized, or deemed to be realized, upon the withdrawal or sale of Shares or other Deposited Securities, such tax or other governmental charge shall be payable by the Owner of the related Receipt) who shall pay the amount thereof to the Depositary upon demand.

The Depositary may refuse to effect any registration of transfer of such Receipt or any split-up or combination thereof or any withdrawal of Deposited Securities until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner thereof any part or all of the Deposited Securities represented by such Receipt) and may apply, after deduction for its expenses in connection therewith, such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge) the Owner of such Receipt remaining liable for any deficiency.
         SECTION 3.03. Warranties On Deposit of Shares.
         ---------------------------------------------
         Every person depositing Shares under this Deposit Agreement shall be deemed thereby to represent and warrant that such Shares are validly authorized, subscribed and issued, fully paid, non-assessable and free of any preemptive rights and that the certificates therefor have been validly authorized and issued. Every such person shall also be deemed to represent that it is duly authorized to make such deposit and that the deposit of Shares or the sale of Receipts by that person is not restricted under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.
         SECTION 3.04. Requests for Information.
         --------------------------------------
          The Issuer may from time to time request Owners to provide information as to the capacity in which such Owners own or owned Receipts and regarding the identity of any other persons then or previously interested in such Receipts and the nature of such interest and various other matters. The Depositary agrees to use reasonable efforts to comply with written instructions received from the

Issuer requesting that the Depositary forward any such requests to the Owners and to forward to the Issuer any responses to such requests received by the Depositary.
         SECTION 3.05. Compliance with Chilean Law.
         -----------------------------------------
         Pursuant to a Circular Letter of the SVS dated June 28, 1990, Owners are deemed for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, Owners shall, as a matter of Chilean law, be obligated and by holding ADSs shall be deemed to agree to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile. Article 12 requires that, among other things, Owners report (within five days after the consummation of a transaction resulting in (a) or (b) below) to the SVS and the stock exchanges in Chile on which the Shares are listed:
                           (a) any direct or indirect acquisition or sale of
                  Receipts that results in the Owner acquiring or disposing of, directly or indirectly, the right to own 10% or more of the total share capital of the Issuer; and
                           (b) any direct or indirect acquisition or sale of
                  Receipts or Shares or options to buy or sell Receipts or Shares, in any amount~ made by (i) an Owner that owns Receipts representing 10% or more of the Shares or (ii) a director, general manager or manager of the Issuer.
Article 54 requires that, among other things, any Owner intending to acquire control, directly or indirectly (as defined in Title XV of Law 18,045), of the Issuer (a) publish a notice of such intention in a newspaper in Chile disclosing the price and terms of any such acquisition at least five days prior to the actual acquisition and (b) send a written notice of such intention to the SVS and the stock exchanges in Chile on which the Shares are listed prior to such publication.
         An Owner, subject to the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile, who violates or fails to comply with such requirements, shall be subject to an administrative fine to be determined by the SVS. Such Owner also shall be obligated to indemnify any person against damages incurred as a result of such violation or noncompliance.

                                   ARTICLE 4
                            THE DEPOSITED SECURITIES
         SECTION 4.01. Cash Distribution.
         -------------------------------
         Whenever the Depositary or the Custodian shall receive any cash dividend Or other cash distribution upon any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.05 and after fixing a record date in respect thereof pursuant to Section 4.06, convert such dividend or distribution into Dollars and shall, subject to this Deposit Agreement, distribute the amount thus received to the Owners entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that the Depositary shall make appropriate adjustments in the amounts so distributed in respect of (a) any such Deposited Securities being not entitled, by reason of date of issuance or otherwise, to receive all or any portion of such distribution or (b) any amounts (i) withheld or required to be withheld by the Issuer, the Custodian or the Depositary from any such distribution pursuant to
Section 3.02 or otherwise on account of taxes or other governmental charges, or

(ii) charged by the Depositary in the conversion of foreign currency into Dollars pursuant to Section 4.05.
         The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Owner a fraction of one cent (and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Owners of Receipts then outstanding). The Issuer or its agent will remit to the appropriate taxation authority or other governmental agency in Chile all amounts withheld and owing to such authority or agency. The Depositary will forward to the Issuer or its agents such information from its records as the Issuer may reasonably request to enable the Issuer or its agent to file necessary reports with, governmental agencies, and either the Depositary Or the Issuer or its agent may file any such reports necessary to obtain benefits under the applicable tax treaties for the Owners.
         SECTION 4.02. Distributions Other than Cash or Shares or Rights.
         ---------------------------------------------------------------
         Whenever the Depositary or a Custodian shall receive any distribution other than cash or Shares or rights upon any Deposited Securities, the Depositary shall cause the securities or property received by it to be distributed to the Owners of record entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including any tax withholding or securities law requirement) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public Or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Depositary to the Owners entitled thereto in the manner and subject to the conditions set forth in Section 4.01. The Owners alone shall be responsible for payment of taxes or other governmental charges due as a result of sales or transfers pursuant to this Section 4.02.
         SECTION 4.03. Distributions in Shares.
         -------------------------------------
         If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Issuer shall so request, subject to this Deposit Agreement, distribute to the Owners entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts evidencing an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall sell the amount of Shares represented by the aggregate of such fractions and shall distribute the net proceeds, in the manner and subject to the conditions set forth in Section 4.01. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. The Depositary may withhold any distribution of Receipts under this Section 4.03 to holders of Receipts having an address in the United States until the Issuer furnishes to the Depositary (a) evidence that a registration statement under the Securities Act of 1933 covering such Receipts and related Shares is in effect or (b) an opinion of counsel for the Issuer in the United States reasonably satisfactory to the Depositary to the effect that such distribution does not require registration under the Securities

Act of 1933; provided that the Issuer shall not be obligated to file such a registration statement, secure an exemption from such Act, Or furnish such evidence or opinion, in which case the Depositary may withhold any such distribution.
         SECTION 4.04. Rights.
         --------------------
         In the event that the Issuer shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary may, after consultation with the Issuer, and, if requested in writing by the Issuer, shall, take action, subject to the terms of this Deposit Agreement, as follows:
                           (a) if at the time of the offering of any rights, the
                  Depositary determines in its discretion, after obtaining opinion(s) of United States and Chilean counsel as applicable, reasonably satisfactory to the Depositary, that it is lawful and feasible to make such rights available to all Owners, or certain Owners but not to others, by means of warrants or otherwise, distribute Warrants or other instruments therefor in such form as it may determine, to the Owners entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or employ such oilier method as it may deem feasible after obtaining opinion(s) of United States and Chilean counsel, as applicable, reasonably satisfactory to the Depositary in order to facilitate the exercise, sale or transfer of rights by such Owners; or

                         (b) if at the time of the offering of any rights, the
                  Depositary determines in its discretion, after obtaining opinion(s) of United States and Chilean counsel, as applicable, reasonably satisfactory to the Depositary, that it is not lawful or not feasible to make such rights available to certain Owners by means of warrants or otherwise, or if the rights represented by such Warrants or such other instruments are not exercised and appear to be about to lapse, in its discretion, sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the proceeds of such sales for the account of the Owners otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis witl1out regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise, and distribute such net proceeds so allocated to the extent practicable as in the case of a distribution of cash pursuant to Section 4.02 hereof. The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

         If the Depositary does not receive such written request from the Issuer, the Depositary shall, after consultation with the Issuer, and after obtaining opinion(s) of United States and Chilean counsel, as applicable~ reasonably satisfactory to the Depositary, have discretion as to the procedure to be followed (i) in making such rights available to the Owners, or (ii) in disposing of such rights on behalf of such Owners and distributing the net proceeds available in dollars to such Owners as in the case of a distribution of cash pursuant to Section 4.02 hereof, or (iii) in allowing such rights to lapse in the event such rights may not be made available to Owners or be disposed of and the net proceeds thereof made available to Owners.
         Notwithstanding anything to the contrary in this Section 4.04, if registration (under the Securities Act of 1933 or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Issuer to offer such rights or such securities to Owners and to sell the securities represented by such rights, the Depositary will not offer such rights to the Owners (i) unless and until a registration statement under the Securities Act of 1933 or other applicable law covering such offering is in effect, or (ii) unless the Issuer furnishes the Depositary opinion(s) of counsel for the Issuer in the United States and counsel to the Issuer in any other applicable country in which rights would be distributed, satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Owners of such Receipts are exempt from or do not require registration under the provisions of the Securities Act or any other applicable laws. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges) the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Owners entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.
         References in this Section 4.04 to "Owners" are to Owners as of the record date fixed pursuant to Section 4.06.
         SECTION 4.05.  Conversion of Foreign Currency.
         ----------------------------------------------
          Whenever the Depositary or the Custodian shall receive Pesos or other foreign currency) by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights) and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall, subject to the Foreign Exchange Contract and any other requirements of Chilean law or regulation in effect from time to time, convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars) and such Dollars (net of any conversion expenses of the Depositary) shall be transferred to the United States and distributed to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions or otherwise.
         The Depositary shall exercise its rights under the Foreign Exchange Contract as and to the extent appropriate in order to effect such conversions and distributions, and is authorized to give such certifications, and enter into such agreements and arrangements as may be necessary or convenient thereunder or in connection therewith; provided, however, that the Depositary shall not be obligated to incur any material expense in connection therewith or to take any such action at its own risk.
         If such conversion or distribution can be effected only with some approval or license of any government or agency thereof other than the Foreign Exchange Contract and the approvals contemplated thereby, the Depositary may make an application for such approval or license (in its own name, as agent or on behalf of the Owners, or in the name of the Owners); provided, that it shall have no obligation to make such an application unless it receives satisfactory indemnity with respect to the costs and risks of any such application. If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into Dollars transferable to the United States, or if the Foreign Exchange Contract shall cease to be in effect or the rights of the Depositary thereunder shall be restricted or suspended, or if any other approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable (for whatever reason, including failure of the Depositary to receive satisfactory indemnity for the costs and risks of obtaining such approval or license), or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to, or in its discretion may hold (without any liability to pay interest thereon) such foreign currency for the respective accounts of, the Owners entitled to receive the same.
         If any such conversion of foreign currency, in whole or in part, can be effected for distribution to some but not all of the Owners entitled thereto, the Depositary may in its discretion make such conversion arid distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold (without any liability to pay interest thereon) such balance for the respective accounts of, the Owners entitled thereto for whom such conversion and distribution is not made.
         SECTION 4.06. Fixing of Record Date.
         -----------------------------------
         Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with -respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities or any solicitation of any consent or any other matter, or whenever else necessary or convenient to give effect to this Deposit Agreement, the Depositary shall fix a record date (after consultation with the Issuer if such record date is different from the record date applicable to the Deposited

Securities) for the determination of the Owners who shall be entitled to receive such dividend, distribution, or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, or to receive such notice or solicitation or to act in respect of such other matter, or for such other purpose. Subject to the provisions of Sections 4.01 through 4.05 and to the other terms and conditions of this Deposit Agreement, the Owners on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively or to give such voting instructions, or to receive such notice or solicitation or to act in respect of such other matter. Subject to this Deposit Agreement, only Owners at the close of business on such record date shall be entitled to receive any such distribution or such rights or the net proceeds, to give such voting instructions, to receive such notice or solicitation or to act in respect of any such other matter.
         SECTION 4.07. Voting of Deposited Securities.
         --------------------------------------------
         Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities in the form required hereunder, the Depositary shall (unless otherwise instructed in writing by the Issuer), as soon as practicable thereafter, mail to the Owners a notice, the form of which notice shall be in the sole discretion of the Depositary, which shall contain (a) such information as is contained in such notice of meeting, (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Chilean law and of the Estatutos of the Issuer, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a brief statement as to the manner in which such instructions may be given (which shall, unless otherwise agreed to by the Issuer, include a requirement that such instruction be manually signed by an authorized person). Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor in so far as practicable to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not, and the Depositary shall ensure that each custodian and any of its or their nominees shall not, except to the extent, if any, otherwise required by applicable law, vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.
         The Depositary shall not vote Shares or other Deposited Securities as to which it shall have received no instructions. Subject to the rules of any securities exchange on which American Depositary Shares are listed, at least two
(2) days prior to the date of such meeting, the Depositary shall deliver to the Issuer, to the attention of its Secretary, copies of all instructions received from Owners in accordance with which (to the extent permitted by applicable law) the Depositary will vote, or cause to be voted, the Deposited Securities represented by such Receipts at such meeting. Delivery of such copies of instructions will be made at the expense of the Issuer provided that payment of such expenses shall not be a condition precedent to the obligations of the Depositary under this Section. If any requirement of Chilean law, of the Estatutos of the Issuer, or of any securities exchange on which Shares, other

Deposited Securities or American Depositary Shares are listed does not permit the Depositary to vote (or to vote on any particular matter) in accordance with instructions received from Owners, the Depositary shall vote the Shares or other Deposited Securities as required by such law, Estatutos or securities exchange, or if no manner of voting is so required, in a manner permitted thereby that the Depositary determines in its sole discretion (following consultation with the Issuer) to most fairly give effect to the instructions received with respect to such vote.
         SECTION 4.08. Changes Affecting Deposited Securities.
         ----------------------------------------------------
          Upon any change in nominal or face value, par value, split-up, consolidation, cancellation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Issuer or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under this Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to existing Deposited Securities, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, and shall if the Issuer shall so request, execute and deliver additional Receipts as in the case of a dividend on the Shares, or call for the surrender, of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

         SECTION 4.09. Reports.
         ---------------------
         The Issuer is required to file with the Commission periodic reports required under the Securities Exchange Act of 1934. Such reports and communications will be available for inspection and copying by holders and Owners at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W. Washington, D.C. 20549. The Depositary shall make available for inspection by Owners at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Issuer which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Issuer. The Depositary shall also send to the Owners copies of the English versions of such reports when furnished by the Issuer pursuant to Section 5.06.
         SECTION 4.10. Lists of Receipts Owners.
         --------------------------------------
          Promptly upon request by the Issuer, the Depositary shall, at the expense of the Issuer, furnish to it (a) a list, as of the most recent practicable date, of the names) addresses and holdings of American Depositary Shares by all persons in whose names Receipts are registered on the books of the Depositary, and (b) such other information (including information the Issuer may request to comply with reporting, obligations in Chile) concerning Owners, deposits and withdrawals of Deposited Securities, transactions in Receipts and other transactions under this Agreement; provided, that such information is reasonably available to the Depositary and is information as to which the

Depositary is not subject to obligations of, or otherwise entitled to, confidentiality.
         SECTION 4.11. Withholding.
         -------------------------
         In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax which the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Owners entitled thereto in proportion to the number of American Depositary Shares held by them respectively.


                                   ARTICLE 5
                  THE DEPOSITARY, THE CUSTODIAN AND THE ISSUER
         SECTION 5.01. Maintenance of Office and Transfer Books by the
         -------------------------------------------------------------
Depositary.
----------
         Until termination of this Deposit Agreement in accordance with its terms, the Depositary shall maintain in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration, registration of transfers combination and split-up of receipts and surrender of Receipts, all in accordance with the provisions of this Deposit Agreement.
         The Depositary shall keep books for the registration of Receipts and registrations of transfers of Receipts which at all reasonable times shall be open for inspection by the Owners, provided that such inspection shall not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Issuer or a matter related to this Deposit Agreement or the Receipts. The Depositary, at the written request and expense of the Company, shall deliver or cause to be delivered to the Issuer at the address specified in or pursuant to Section 7.05 a copy of such register. The Issuer shall have the right at all reasonable times and at its own expense to (i) inspect transfer and registration records of the Depositary or its agent and take copies thereof and (ii) require the Depositary or its agent, the Registrar and any co-transfer agents or co-registrars to supply promptly copies of such portions of such records as the Issuer may reasonably request. The Depositary shall, at the written request and expense of the Company, also deliver or cause to be delivered to the Issuer at the address specified in or pursuant to Section
7.05 a record of the transfers of Receipts during any period requested by the Company, including the number of Receipts transferred, the names of the transferors and transferees and the domiciles of the transferees. The Depositary, at its own expense, shall provide the Company with access to the Depositary's "Issuer Access (C)" electronic database system, or any successor thereto generally "made available by the Depositary to issuers in American Depositary Receipt Programs, for the purpose of obtaining information concerning the Receipts and the Holders of the type normally available to issuers on such system.
         The Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder.

         If any Receipts or the American Depositary Shares represented thereby are listed on one or more stock exchanges in the United States, the Depositary shall act as Registrar or, at the reasonable request of or with the approval of the Issuer (which shall not be unreasonably withheld), appoint a Registrar or one or more co-registrars for registry of such Receipts in accordance with any requirements of such exchange or exchanges. Any Registrar or co-registrar so appointed shall agree to be bound by the applicable terms of this Agreement.
         SECTION 5.02. Prevention or Delay in Performance by the Depositary or
         ---------------------------------------------------------------------
the Issuer.
----------
         Neither the Depositary or its agents, nor the Issuer or its agents, shall incur any liability to any Owner or any other person, if by reason of any provision of any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority (including any action that may constitute a breach by the Central Bank of its obligations under the Foreign Exchange Contract), or by reason of any provision, present or future, of the Foreign Exchange Contract or, in the case of the Depositary or its agents, the Estatutos of the Issuer or of the Deposited Securities, or by reason of any act of God or force majeure or other circumstances beyond its control, the Depositary or its agents, or the Issuer or its agents shall be prevented or forbidden from, or subject to any civil or criminal penalty on account of, or materially delayed in, doing or performing any act or thing which by the terms of this Deposit Agreement, the Foreign Exchange Contract, the Issuer's Estaiutos or the Deposited Securities it is provided shall be done or performed or the Depositary, its agents, the Issuer or its agents shall be obligated to do or perform any act or thing which is inconsistent with the provisions of this Deposit Agreement; nor shall the Depositary, its agents, the Issuer or its agents incur any liability to any Owner or any other person by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement. Where, by the terms of a distribution pursuant to Sections 4.01, 4.02. or 4.03 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse.
         SECTION 5.03. Obligations of the Depositary, the Custodian and the
         ------------------------------------------------------------------
Issuer.
------
         The Issuer assumes no obligation nor shall it be subject to any liability under this Deposit Agreement or the Receipts to Owners or holders of Receipts or other persons (other than the Depositary), except to perform such obligations as are specifically set forth and undertaken by it to perform in this Deposit Agreement without negligence or bad faith.
         Each of the Depositary and its agents assumes no obligation nor shall it be subject to any liability under this Deposit Agreement or the Receipts to any Owners or holders of Receipts or other persons (other than the Issuer) (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except to perform such obligations as are specifically set forth and undertaken by it to perform in this Deposit Agreement without negligence or bad faith.
         Without limitation of the foregoing, none of the Depositary, its agents, the Issuer or its agents shall be (a) under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required; provided that the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary or (b) liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or holder of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. Each of the Depositary, its agents, the Issuer and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties thereto.
         The Depositary may retain for its own account any compensation for the issuance of Receipts against evidence of rights to receive Shares, including without limitation earnings on the collateral securing such rights.
         The Depositary and its agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or for the effect of any such vote is cast or for the effect of any such vote, provided that any such action or nonaction is in good faith and without negligence.
         The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary (provided the Depositary acted without negligence or bad faith) or in connection with any matter arising wholly after the removal or resignation of the Depositary.
         The Depositary and its agents may own and deal in any class of securities of the Issuer and its affiliates and in Receipts. The Depositary shall not lend the Deposited Securities.
         No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement.
         SECTION 5.04. Resignation.
         -------------------------
         and Removal of the Depositary; Appointment of
Successor Depositary.
         The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Issuer, such resignation to take effect upon the appointment of a successor Depositary and its acceptance of such appointment as hereinafter provided.
         The Depositary may at any time be removed by the Issuer by written notice of such removal effective upon the appointment of a successor Depositary and its acceptance of such appointment as hereinafter provided.
         In case at any time the Depositary acting hereunder shall resign or be removed, the Issuer shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to is predecessor and to the Issuer an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Issuer shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Owners of all outstanding Receipts. Any such successor Depositary shall promptly mail notice of its appointment to the Owners.
         Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.
         SECTION 5.05. The Custodians.
         ----------------------------
         The Depositary has appointed the principal office of Citibank, NA, Santiago, as custodian and agent of the Depositary for the purposes of this Deposit Agreement. The Custodian or its successors in acting hereunder shall be subject at all times and in all respects to the directions of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon such resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice and following consultation with the Issuer, appoint a substitute custodian or custodians, each of which shall thereafter be a Custodian hereunder. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners to do so, or upon the reasonable request of the Issuer, it may appoint a substitute or additional custodian or custodians reasonably satisfactory to the Issuer, which shall thereafter be one of the Custodians hereunder. Upon demand of the Depositary, any Custodian shall deliver such of the Deposited Securities held by it as are requested of it to any other Custodian or such substitute or additional custodian or custodians. Each such substitute or additional custodian shall deliver to the Depositary, forthwith upon its appointment, an acceptance of such appointment satisfactory in form and substance to the Depositary and the Issuer.
         Upon the appointment of any successor depositary hereunder, each Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.
         SECTION 5.06. Notices and Reports.
         ---------------------------------
         On or before the first date on which the Issuer gives notice, by publication or ot11erwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Issuer agrees to transfer to the Depositary and the Custodians a written English language version of the notice thereof in the form given or to be given, by publication or otherwise, to holders of shares or other Deposited Securities.
         The Issuer will arrange for the prompt transmittal by the Issuer to the Depositary and the Custodian of such notices and of English language versions of any other reports and communications which are made generally available by the issuer to holders of its Shares. Unless the Issuer instructs the Depositary otherwise, the Depositary will arrange for the mailing, at the Issuer's expense, of copies of such notices, reports and communications to all Owners or, at the reasonable request of the Issuer, make such notices, reports and communications available to all Owners on a basis similar to that for holders of Shares, or on such other basis as the Issuer may advise the Depositary may be required by any law or regulation or any requirement of any stock exchange to which the Issuer may be subject. The Issuer will timely provide the Depositary with the quantity of English language versions of such notices, reports, and communications as requested by the Depositary from time to time, in order for the Depositary to effect such mailings.
         Nothing in this Section 5.06 shall limit the obligations of the Depositary pursuant to Section 4.07.
         SECTION 5.07. Issuance of Additional Shares, etc.
         -------------------------------------------------
         The Issuer agrees that before the issuance of (1) additional Shares,
(2) rights to subscribe for Shares, (3) securities convertible into Shares, or
(4) rights to subscribe for such securities, the Issuer will notify the Depositary whether or not it will furnish to the Depositary a written opinion from counsel for the Issuer in the United States, which counsel shall be reasonably satisfactory to the Depositary, stating whether or not the circumstances of such issue are such as to make it necessary for a Registration Statement under the Securities Act of 1933 to be in effect prior to the delivery of the Receipts to be issued in connection with such securities or the issuance of such rights. If such an opinion is delivered and if in the opinion of such counsel a Registration Statement is required) such counsel shall furnish to the Depositary a written opinion as to whether or not there is a Registration Statement in effect which will cover such issuance of securities or rights.
         The Issuer agrees with the Depositary that neither the Issuer nor any company controlled by the Issuer will at any time deposit any Shares, either upon original issuance or upon a sale of Shares previously issued and reacquired by the Issuer or by any affiliate of the Issuer, unless a Registration Statement is in effect or not required as to such Shares under the Securities Act of 1933.
         The Depositary will, to the extent permitted by law and practicable, comply with the written instructions of the Issuer not to accept knowingly for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may be specified in such instructions in order to facilitate the Issuer's compliance with the securities laws of the United States.
         SECTION 5.08. Indemnification.
         -----------------------------
         The Issuer shall indemnify and defend the Depositary and any Custodian against, and hold each of them harmless from, any loss, liability or expense (including reasonable fees and expenses of counsel) which may arise (a) out of acts performed, or omitted in connection with the transactions contemplated by this Depositary Agreement, the Receipts or the Foreign Exchange Contract, as the same may be amended" modified or supplemented from time to time, (i) by either the Depositary or a Custodian, except to the extent such loss, liability or expense is due to or arises out of the negligence or bad faith of the indemnified party, or (ii) by the Issuer or any of its agents; (b) out of or in connection with any offer or sale to the public of the American Depositary Shares evidenced by Receipts or any Registration Statement under the Securities Act of 1933 in respect thereof. Except to the extent such loss, liability or expense is due to information (or omissions from such informational) relating to such indemnified person, furnished in writing to the Issuer by such indemnified person expressly for use ill a Registration Statement under the Securities Act of 1933; or (c) out of or in connection with any tax levied Or asserted by Chile on the Depositary or a Custodian (including without limiting the generality of the foregoing any tax on a gain realized, or deemed to be realized, upon the withdrawal or sale of Shares or other Deposited Securities, but excluding a tax. on the Depositary's or Custodian's overall net income) as a result of performing its functions hereunder or in respect thereof. The indemnity in the foregoing clause (c) is not intended to relieve any Owner of any liability it may have with respect to such Chilean taxes.
         The Depositary agrees to indemnify the Issuer and hold it harmless from any loss, liability or expense (including reasonable fees and expenses of counsel) which may arise out of acts performed or omitted by the Depositary or its Custodian (so long as such CustodiaJ1 is Citibank, N.A., Santiago or is a subsidiary or branch of Citibank, N.A) in negligence or bad faith.
         The obligations set forth in this Section 5.08 shall survive the termination of this Deposit Agreement and the succession or substitution of any indemnified person. No holder of Receipts or Owner shall have any rights under this Section 5.08. The indemnity in this Section 5.08 shall not apply to liabilities the Depositary may suffer as a result of execution by the Depositary of the Foreign Exchange Contract, or actions taken by the Depositary to secure rights thereunder, breaching or conflicting with (i) applicable U.S. federal or state banking law or regulation, (ii) its organization certificate or by-laws or
(iii) any order or agreement to which it is subject or by which it is bound (other than future orders of courts or governmental authorities in Chile).
         Any person seeking indemnification hereunder (an "indemnified person") shall notify the person from whom it is seeking indemnification (the "indemnifying person") of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim. No indemnified person shall compromise or settle any action or claim without the consent of the indemnifying person.
         SECTION 5.09. Charges of Depositary.
         -----------------------------------
         The Depositary may charge the fees and related charges specified in the Fee Schedule attached as Exhibit B hereto. The foregoing fees and charges shall not be imposed to the extent prohibited by the rules of any securities exchange on which the American Depositary Shares are admitted for trading.

         The Issuer agrees to pay certain other charges of the Depositary and the Registrar only in accordance with written agreements between the Issuer and the Depositary from time to time. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and the Issuer, but in the case of fees and charges payable by Owners, only in the manner contemplated by Section 6.01 hereof. Unless otherwise agreed, the Depositary shall present its statement for such expenses, fees and charges to the Issuer once every three months. The charges and expenses of any Custodian hereunder are for the sole account of the Depositary.
         5.10. Certain Rights of the Depositary; Limitations.
         ---------------------------------------------------
         Subject to the further terms and provisions of this Section 5.10, the Depositary and its agents may own and deal in any class of securities of the Issuer and its affiliates and in Receipts. The Depositary may issue Receipts against evidence of rights to receive Shares from the Issuer, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 ("Pre-Release") and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to
Section 2.05, including Receipts which have been Pre-Released

("Pre-Cancellation"). The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release and Shares in satisfaction of a Pre-Cancellation. Each such transaction shall be (a) accompanied by (x) a written representation by the person or entity (the "Applicant") to whom Receipts are issued or Shares delivered that, at the time the Depositary issues such Receipts or delivers such Shares, the Applicant or its customer owns the Shares or Receipts to be delivered to the Depositary, or (y) such evidence of ownership of Shares or Receipts as the Depositary deems appropriate, (b) subject to a written representation by the Applicant that it will hold such Shares or Receipts in trust for the Depositary for the benefit of Owners until their delivery to the Depositary or the Custodian, reflect on its records the Depositary as owner of such Shares or Receipts and deliver such Shares or Receipts upon the Depositary's request, (c) at all times fully collateralized (marked to market daily) with cash, United States government securities, or other collateral of comparable safety and liquidity, (d) terminable by the Depositary on not more than five (5) business days' notice, and (e) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary intends that the number of American Depositary Shares issued and outstanding at any time generally as a result of Pre-Release will not exceed thirty percent (30%) of the American Depositary Shares then outstanding and with respect to which Shares are on deposit with the Depositary or Custodian and that the Shares released at any time generally as a result of Pre-Cancellation will not exceed 30% of the Shares that remain on deposit; provided, however. that the Depositary, with the consent of the Issuer. may change or disregard such limits nom time to time. The Depositary shall also set limits with respect to the number of Receipts and Shares involved in transactions to be effected hereunder with anyone person on a case by case basis as it deems appropriate.
         The Depositary may retain for its own account any compensation received by it in connection with the foregoing, including, without limitation, earnings on the collateral provided by an Applicant.
         SECTION 5.11.  Retention of Depositary Documents.
         ------------------------------------------------
         The Depositary shall maintain records of all Receipts surrendered and Deposited Securities withdrawn under Section 2.05, substitute Receipts delivered under Section 2.07, and Receipts cancelled or destroyed under Section 2.08, for a period of seven years from such surrender, withdrawal. Substitution, cancellation or destruction, and otherwise in keeping with procedures ordinarily followed by stock transfer agents located in The City of New York.
         SECTION 5.12. Exclusivity.
         -------------------------
         The Issuer agrees not to appoint any other depositary for issuance of American Depositary Receipts so long as Citibank. N.A. is acting as Depositary hereunder.
         SECTION 5.13. List of Restricted Securities Owners.
         --------------------------------------------------
         From time to time upon request, the Issuer shall provide the Depositary a list setting forth, to the actual knowledge of the Issuer, those persons or entities who beneficially own Restricted Securities and the Issuer shall update that list on a regular basis. The Issuer agrees to advise in writing each of the persons or entities so listed that such Restricted Securities are ineligible for deposit hereunder. The Depositary may rely on such a list or update but shall not be liable for any action or omission made in reliance thereon.

                                   ARTICLE 6
                           AMENDMENT AND TERMINATION
         6.01. Amendment.
         ---------------
         The Receipts and any provisions of this Deposit Agreement may at any time and from time to time be amended by agreement between the Issuer and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than fees for the execution and delivery of Receipts and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Owners, shall, however, not become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Owners of outstanding Receipts (or, in the case of the fees of the Depositary referred to in the preceding parenthetical, until the expiration of 30 days after notice of such amendment). Every Owner shall be deemed, at the expiration of three months after such notice by holding such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement or the Receipts as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.
         SECTION 6.02. Termination.
         -------------------------
         The Depositary shall at any time at the direction of the Issuer terminate this Deposit Agreement by mailing notice of such termination to the

Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement if at any time 60 days shall have expired after the Depositary shall have delivered to the Issuer a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary in accordance with the terms of the Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, without liability for interest, for the pro rata benefit of the Owners which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash. Upon the termination of this Deposit Agreement, the Issuer shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof.

                                   ARTICLE 7
                                 MISCELLANEOUS
         SECTION 7.01. Counterparts.
         --------------------------
         This Deposit Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and the Custodians and shall be open to inspection by any holder or Owner of a Receipt during business hours.
         SECTION 7.02. No Third Party Beneficiaries.
         ------------------------------------------
         This Deposit Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder and shall not give any legal or equitable right, remedy or claim whatsoever to any other person.
         SECTION 7.03. Severability.
         --------------------------
         In case anyone of or more of the provisions contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.
         SECTION 7.04. Holders and Owners as Parties; Binding Effect.
         ------------------------------------------------------------
         The Holders and Owners of Receipts from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.

         SECTION 7.05. Notices.
         ---------------------
         Any and all notices to be given to the Issuer shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to Compania de Telecomunicaciones de Chile SA, San Martin 50, Santiago, Chile, Attention:
Secretary; facsimile number: 562-696-1313, or any other place to which the Issuer may have transferred its principal office.
         Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to Citibank, N.A, 111 Wall Street, 5th Floor, New York, New York, 10043, Attention: ADR Department of Issuer Services, (telex number: ITT: 4202392; rca: 235530; facsimile number: (212) 759-1649), or any other place to which the Depositary may have transferred its Principal Office.
         Any and all notices to be given to any Owner shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to such Owner at the address of such Owner as it appears on the transfer books for Receipts of the Depositary, or, if such Owner shall have filed with for Depositary a written request that notices intended for such Owner be mailed to some other address, at the address designated in such request.
         Delivery of a notice sent by mail or cable, telex or facsimile transmission shall be deemed to be effected at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid in a post-office letter box. The Depositary or the Issuer may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Owner of a Receipt, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.
         SECTION 7.06. Governing Law and Jurisdiction, Appointment of Agent;
         ------------------------------------------------------------------
Waiver of  Immunities.
-----------------------
         This Deposit Agreement and the Receipts shall be interpreted and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the law of the State of New York without regard to the principles of conflicts of laws thereof. The Issuer and the Depositary agree that the federal courts in the State of New York and Santiago Chile or any other court competent to hear appeals from such courts shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between them that may arise out of or in connection with this Agreement and, for such purposes, each irrevocably submits to the non-exclusive jurisdiction of such courts.
         The Issuer irrevocably designates, appoints, and empowers CT Corporation System with offices currently at 1633 Broadway, New York, New York 10019, as its authorized agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Issuer in any such federal court in the State of New York as described in the preceding paragraph. If for any reason such agent hereunder shall cease to be available to act as such, the Issuer agrees to designate a new agent in The City of New York on the terms and for the purposes of this Section reasonably satisfactory to the Depositary. The Issuer further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such suit, action or proceeding against the Issuer, by serving a copy thereof upon the relevant agent for service of process referred to in this Section (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) with a copy mailed to the Issuer by registered or certified air mail, postage prepaid, to its address provided in
Section 7.05. The Issuer agrees that the failure of any such agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The Issuer irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions suits or proceedings brought in any court as provided in the preceding paragraph and hereby further in irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
         To the extent that the Issuer or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Issuer, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Chilean court or any court as provided in the first paragraph of this Section, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any Judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Issuer, or any other matter under or arising out of or in connection with this Deposit Agreement to the extent provided in the first paragraph of this Section, the Issuer hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.
         The provisions of this Section shall survive any termination of this Deposit Agreement, in whole or in part.
         SECTION 7.07. Compliance with U.S. Securities Laws.
         ---------------------------------------------------
         Notwithstanding anything in the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Instruction I.A.(l) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.
         IN WITNESS WHEREOF, COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. and CITIBANK, N.A., as Depositary, have du1y executed this agreement as of the day and year first set forth above and all Owners shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof. Owners of receipts issued under the Original Deposit Agreement shall, as contemplated by Section 6.01 of the Original Deposit Agreement; automatically become parties hereto by continuing to hold such receipts after the date hereof.
                                        COMPANIA DE TELECOMUNICACIONES
                                        CHILE S.A.
                                        By: ____________________________
                                        Name:   JULIO COVARRUBIAS F.
                                        Title:  Vicepresidente de Finanzas

                                        CITIBANK, N.A., as Depositary
                                        By: ______________________________
                                        Name:
                                        Title:

Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.
         IN WITNESS WHEREOF, COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. and CITIBANK, N.A., as Depositary, have duly executed this agreement as of the day and year first set forth above and all Owners shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof. Owners of receipts issued under the Original Deposit Agreement shall, as contemplated by Section 6.01 of the Original Deposit Agreement, automatically become parties hereto by continuing to hold such receipts after the date hereof.

                                        COMPANIA DE TELECOMUNICACIONES
                                        CHILE S.A.
                                        By: _______________________________
                                        Name:
                                         Title:

                                        CITIBANK, N.A., as Depositary
                                        By: ______________________________
                                        Name:
                                        Title:

Exhibit A to Deposit Agreement
                   (Each American Depositary Share represents
                         Four (4) Deposited Securities)
                                 CITIBANK, N.A.
                          AMERICAN DEPOSITARY RECEIPT
                   FOR SERIES A COMMON STOCK SHARES, WITHOUT
                                 FACE VALUE, OF
                  COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
             (INCORPORATED UNDER THE LAWS OF THE REPUBLIC OF CHILE)
         The Owner of this Receipt is advised that the rights to convert into Dollars the Pesos received in connection with the Deposited Securities and remit abroad dividends and other payments are contingent upon the satisfaction of the terms and conditions set forth in the Foreign Exchange Contract referred to herein- Shares withdrawn from the facility may only be redeposited into the facility subject to the satisfaction of certain conditions. Further, access to the formal currency market is not automatic under the Foreign Exchange Contract but requires the approval of the Central Bank of Chile (which will be deemed to have been given seven banking days after a request has been made therefor). In addition, while under current Chilean law, the Foreign Exchange Contract cannot be amended unilaterally by the Chilean Government, additional restrictions on the benefits of the Foreign Exchange Contract could be imposed by the Chilean Government. Transferees of withdrawn Shares are not entitled to the rights set forth in the Foreign Exchange Contract.
         Owners of Receipts are deemed, for certain purposes of Chilean law, to be owners of Deposited Securities. Accordingly, the Owner of this Receipt shall, as a matter of Chilean law, be obligated to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile, which provisions may apply when an Owner beneficially owns 10 percent or more of the Shares of the Issuer or has the intention of taking control of the Issuer. If applicable, such provisions would require an Owner to make a public notice and a filing with the Chilean securities commission.
         Citibank, N.A, as depositary (the "Depositary"), hereby certifies that ________________ or registered assigns IS THIE OWNER OF
________________________.

                           AMERICAN DEPOSITARY SHARES
         representing deposited shares of Series A Common Stock, without face value ("Shares"), of Compania de Telecommunicaciones de Chile S.A., incorporated under the laws of Chile (herein called the "Issuer"). At the date hereof, each American Depositary Share represents four (4) Shares deposited under the Deposit Agreement referred to below at the principal office or Citibank, N.A., Santiago (the "Custodian"). The Depositary's Principal Office is located at a different address than its principal executive office. Its Principal Office is located at 111 Wall Street, 5th Floor, New York, N. Y. 10043, and its principal executive office is located at 399 Park Avenue, New York, N.Y.

                  THE DEPOSITARY'S PRINCIPAL OFFICE ADDRESS IS
                111 WALL STREET, 5TH FLOOR NEW YORK, N.Y. 10043

         1. THE DEPOSIT AGREEMENT.
         -------------------------
         This American Depositary Receipt is One of an issue ("Receipts"), all issued and to be issued upon the terms and conditions set forth in the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998 (as amended from time to time, the "Deposit Agreement"), by and among the Issuer, the Depositary as successor Depositary to The Bank of New York, and all Owners and holders from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights of Owners and holders of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash, subject as to cash to the provisions of Section 4.05 of the Deposit Agreement, are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Depositary's Principal Office in New York City and at the office of the Custodians.
         The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Except for terms defined in this Receipt, defined terms herein have the meanings assigned to them in the Deposit Agreement
         2. SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES.
         --------------------------------------------------
         Upon surrender at the Principal Office of the Depositary of a Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of the fee of the Depositary for the surrender of Receipts, and subject to the terms and conditions of the Deposit Agreement, the Owner hereof shall be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by such Receipt. Delivery of such Deposited Securities may be made by the delivery of certificates to such Owner or as ordered by him. Such delivery shall be made, subject as hereinafter provided, without unreasonable delay. Upon the delivery of Deposited Securities to the Owner or its designee, the Custodian, pursuant to the Foreign Exchange Contract, will issue or cause to be issued to the Owner or such designee a certificate which states that the Deposited Securities have been transferred to the Owner or its designee by the Depositary and that the Depositary waives in favor of the Owner or its designee the right of access to the formal foreign exchange market relating to such withdrawn Deposited Securities.
         A Receipt surrendered for the purpose of withdrawal of the Deposited Securities may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary requires, the Owner thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon, the Depositary shall direct one (or more) of the Custodians to deliver at the principal office of such Custodian, subject to Sections 2.06, 3.01 and 3.02 of the Deposit Agreement, and to the other terms and conditions of the Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary if so required by the Depositary and as above provided, the amount of Deposited Securities represented by such Receipt, except that the Depositary may make delivery to such person or persons at the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.
         At the request, risk and expense of any Owner so surrendering a Receipt, and for the account of such Owner, the Depositary shall direct the Custodian to forward a certificate or certificates and other proper documents of title for the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission.
         For purposes of a tax ruling dated January 29, 1990, issued by the Chilean Internal Revenue Service regarding certain tax matters relating to American Depositary Shares and American Depositary Receipts, the acquisition value of any Share or other Deposited Security upon its withdrawal by an Owner upon surrender of the corresponding Receipt shall be the highest reported sales price of such Share or other Deposited Security on the Santiago Stock Exchange on the day on which the transfer of such Share or other Deposited Security from the Depositary to such Owner is recorded on the books of the Foreign Registrar. In the event that the Shares or other Deposited Securities are not then traded on the Santiago Stock Exchange, such value shall be the highest reported sales price on the principal stock exchange or other organized securities market in Chile on which such Shares or other Deposited Securities are then traded. In the event that no such sales price is reported on the day on which such transfer is recorded on the books of the Foreign Registrar, such value shall be deemed to be the highest sale price reported on the last day on which such a sale price was reported, provided, that if such day is more than 30 days prior to the date of such transfer, such price shall be increased by the percentage increase over the corresponding period in the Chilean consumer price index as reported by the pertinent governmental authority of Chile.

         3. TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS.
         ------------------------------------------------------
         The transfer of this Receipt is registrable on the books of the Depositary at its Principal Office by the Owner hereof in person or by duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of 1ransfer and funds sufficient to pay any applicable transfer taxes and the fees and expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian, or co-registrar may require payment from the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including, without limiting the generality of the foregoing) any such tax, charge or fee of the type referred to in paragraph 4 below) and payment of any applicable fees as provided in this Receipt, may require the production of proof satisfactory to its as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as the Depositary may establish consistent with the provisions of the Deposit Agreement.
         The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or the Issuer at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Deposit Agreement. The surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Issuer or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and other charges as contemplated herein and in paragraph 4 below, and similar charges, and (iii) compliance with any U.S., Chilean or other applicable laws or go governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation or the foregoing, the Depositary shall not knowingly accept, for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares. If in the opinion of the Depositary there is reasonable possibility that a fee, tax or other charge of the sort referenced in paragraph 4 will become payable by, or be assessed against, the Depositary or a Custodian, following the delivery, transfer or surrender of Receipts or withdrawal of Shares or other Deposited Securities, the Depositary may, in its discretion and as a condition precedent to the consummation of any such transaction, require the Owner to give the Depositary an indemnity bond in such form and amount and with such surety as it may accept as reasonably sufficient to indemnify it against such potential liabilities.

         4. LIABILITY OF OWNER FOR TAXES.
         --------------------------------
         If any tax or other governmental charge' shall become payable by the Depositary or a Custodian with respect to any Receipt, any American Depositary Shares, any Shares or any other Deposited Securities, including without limiting the generality of the foregoing any Chilean tax on a gain realized, or deemed to be realized, upon the withdrawal or sale of Shares or other Deposited Securities, such tax or other governmental charge shall be payable by the Owner of the related Receipt, who shall pay the amount thereof to the Depositary upon demand. The Depositary may refuse to effect any registration of transfer of such receipt or any split-up or combination thereof or any withdrawal of Deposited Securities until such payment is made) and may withhold any dividends or other Distributions, or may sell for the account of the Owner thereof any part or all of the Deposited Securities represented by such Receipt, and may apply, after deduction for its expenses in connection therewith, such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Owner of such Receipt remaining liable for any deficiency.
         5. WARRANTIES OF DEPOSITORS.
         ----------------------------
         Every person depositing Shares shall be deemed thereby to represent and warrant that such Shares are validly authorized, subscribed and issued, fully-paid, non-assessable, and free of any preemption rights of the holders of outstanding Shares and that each certificate therefor is validly authorized and issued. Every such person shall also be deemed to represent that it is duly authorized to make such deposit and that the deposit of Shares or the sale of receipts by that person is not restricted by the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.
         6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION IN COMPLIANCE
         -------------------------------------------------------------------
WITH CHILEAN LAW.
---------------
         Any person presenting Shares for deposit or any Owner; of a Receipt may be required from time to time to file such proof of citizenship or residence, exchange control approval, legal or beneficial ownership of Receipts, Deposited Securities or other securities, or such information relating to the registration on the books of the Foreign Registrar of the Shares presented for deposit or other information, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or ~e delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed to the Depositary's reasonable satisfaction.
         Pursuant to a Circular Letter of the SVS dated June 28, 1990t Owners are deemed, for certain purposes of Chilean law) to be treated as holders of Deposited Securities. Accordingly, Owners shall, as a matter of Chilean law, be obligated and by holding ADSs shall be deemed to agree to comply with the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile. Article 12 requires that, among other things, Owners report (within five days after the consummation of a transaction resulting in (a) or (b) below) to the SVS and the stock exchanges in Chile on which the Shares are listed:
                                    (a) any direct or indirect acquisition or sale of Receipts that results in the Owner acquiring or disposing of, directly or indirectly, the right to own 10% or more of the total share capital of the Issuer; and
                                    (b) any direct or indirect acquisition or sale of Receipts or Shares or options to buy or sell Receipts or Shares, in any amount) made by (i) an Owner that owns Receipts representing 10% or more of the Shares or
                                    (ii) a director, general manager or manager of the Issuer.
Article 54 requires that among other things, any Owner intending to acquire control, directly or indirectly (as defined in Title XV of Law 18,045), of the Issuer (a) publish a notice of such intention in a newspaper in Chile disclosing the price and terms of any such acquisition at least five days prior to the actual acquisition and (b) send a written notice of such intention to the SVS and the stock exchanges in Chile on which the Shares are listed prior to such publication.
         An Owner, subject to the requirements of Articles 12 and 54 and Title XV of Law 18,045 of Chile, who violates or fails to comply with such requirements, shall be subject to an administrative fine to be detem1ined by the SVS. Such Owner also shall be obligated to indemnify any Person against damages incurred as a result of such violation or noncompliance.

         7. CHARGES OF DEPOSITARY.
         -------------------------
         The Depositary shall charge the following fees for the services performed under the terms of the Deposit Agreement:
                                    (i) to any person for whom deposits are made and to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $5.00 per 100 ADSs (or portion thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraph
                                    (iii) and (iv) below);
                                    (ii) to any person surrendering
                                    ADSs for cancellation and withdrawal of
                                    Deposited Securities property and cash, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so surrendered;
                                    (iii) to any Owner of ADRs, a fee not in excess of U.S. $ 2.00 per 100 ADSs (or portion thereof) held for the distribution of cash proceeds upon the sale of rights and other entitlements; no fee shall be payable for the distribution of cash dividends or the distribution of ADSs pursuant to stock dividends or other free distributions of Shares as long as such fees are prohibited by the exchange upon which the ADSs are listed; and (iv) No Depositary's fees will be charged for the issuance of ADSs as a result of the exercise of ADR Rights.

         In addition, Owners, holders, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:
                                    (i) taxes (including applicable interest and
                                    penalties) and other governmental charges;
                                    (ii) such registration fees as may from time
                                    to time be in effect for the registration of
                                    Shares or other Deposited Securities on the
                                    share register and applicable to transfers
                                    of Shares or other Deposited Securities to
                                    or from the name of the Custodian, the
                                    Depositary or any nominees upon the making
                                    of deposits and withdrawals, respectively;
                                    (iii) such cable, telex and facsimile
                                    transmission and delivery expenses as are
                                    expressly provided in the Deposit Agreement
                                    to be at the expense of the person
                                    depositing Shares or holders and Owners of
                                    ADSs;
                                    A(iv) the expenses and charges incurred
                                    by the Depositary in the conversion of
                                    foreign currency; (v) such fees and expenses
                                    as are incurred by the Depositary in
                                    connection with compliance with exchange
                                    control regulations and other regulatory
                                    requirements applicable to Shares, Deposited
                                    Securities, ADSs and ADRs; and (vi) the fees
                                    and expenses incurred by the Depositary in
                                    connection with the delivery of Deposited
                                    Securities.
         8. TITLE TO RECEIPTS.
         ---------------------
         It is a condition of this Receipt and every successive holder and Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary, notwithstanding any notice to the contrary may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement or for all other purposes.
         9. VALIDITY OF RECEIPT.
         -----------------------
         This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory; provided, however, that such signature may be a facsimile if a Registrar 5hall have been appointed and this Receipt is countersigned by the manual signature of a duly authorized officer of the Registrar.

         10. REPORTS; INSPECTION OF TRANSFER BOOKS.
         ------------------------------------------
         The Issuer is required to file with the Securities and Exchange Commission (the "Commission') periodic reports required under the Securities Exchange Act of 1934. Such reports and communications will be available for inspection and copying by holders and Owners at the public reference facilities maintained by the Commission located at 450 Fifth Street, N. W., Washington, D.C. 20549.
         The Depositary will make available for inspection by Owners of Receipts at its Principal Office any reports and communications, including any proxy soliciting material, received from the Issuer which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Issuer. The Depositary will also send to Owners of Receipts copies of the English versions of such reports when furnished by the Issuer pursuant to the Deposit Agreement.
         The Depositary will keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners of Receipts, provided that such inspection shall not be for the purpose of communicating with Owners of Receipts in the interest of a business or object other than the business of the Issuer or a matter related to the Deposit Agreement or the Receipts.
         The Depositary may close the transfer books) at any time or from time to time, when deemed expedient by it in connection with the performance of its duties.

         11. DIVIDENDS AND DISTRIBUTIONS.
         --------------------------------
         Whenever the Depositary or the Custodian shall receive any cash dividend or other cash distribution upon any Deposited Securities, the Depositary will, subject to the provisions of Section 4.05 of the Deposit Agreement and after fixing a record date in respect thereof pursuant to Section
4.06 thereof, convert such dividend or distribution into u.s. dollars, distribute the amount thus (received to the Owners entitled thereto; Provided, however, that the Depositary shall make appropriate adjustments in the amounts so distributed in respect of (a) any of the Deposited Securities being not entitled, by reason of date of issuance or otherwise, to 1:eceive all or any portion of such distribution or (b) any amounts (i) withheld or required to be withheld by the Issuer, the Custodian or the Depositary pursuant to .Section
3.02 of the Deposit Agreement or otherwise on account of taxes or other governmental charges. or (ii) charged by the Depositary in connection with the conversion of foreign currency into U.S. dollars pursuant to Section 4.05 of the Deposit Agreement.
         Whenever the Depositary or a Custodian shall receive any distribution other than cash or Shares or rights upon any Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Owners of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of Receipts entitled thereto, or if for any other reason (including any tax withholding or securities law requirement) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale, at public or private sale, of the securities or property thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Depositary to the Owners of Receipts entitled thereto as in the case of a distribution received in cash. The Owners alone shall be responsible for payment of taxes or other governmental charges due -as a result of such sales or transfers. .
         If any distribution consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Issuer shall so request subject to the Deposit Agreement distribute to the Owners entitled thereto, additional Receipts evidencing an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or -nee distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case) the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds) all in the manner and subject to the conditions set forth in the Deposit Agreement. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. The Depositary may withhold any such distribution of Receipts to holders of Receipts having an address in the United States until the Issuer furnishes to the Depositary (a) evidence that a registration statement under the Securities Act of 1933 covering such receipts and related Shares is in effect or (b) an opinion of counsel for the Issuer in the United States reasonably satisfactory to the Depositary to the effect that such distribution does not require registration under the Securities Act of 1933; provided that the Issuer shall not be obligated to file, such a registration statement) secure an exemption from such Act, or furnish such evidence or opinion, in which case the Depositary may withhold any such distribution.
         In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes) at public or private sale, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes to the Owners of Receipts entitled thereto.
         12. RIGHTS.
         ----------
         In the event that the Issuer shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary may, after consultation with the Issuer, and, if requested in writing by the Issuer, shall, take action, subject to the terms of this Deposit Agreement, as follows:
                                    (a) if at the time of the offering of any rights) the Depositary determines in its discretion, after obtaining opinion(s) of United States and Chilean counsel, as applicable, reasonably satisfactory to the

                                    Depositary) that it is lawful and feasible
                                    to make such rights available to all Owners,
                                    or certain Owners but not to others, by
                                    means of Warrants or otherwise, distribute
                                    warrants or other instruments therefor in
                                    such form as it may determine, to the Owners
                                    entitled thereto, in proportion to the
                                    number of American Depositary Shares
                                    representing such Deposited Securities held
                                    by them respectively, or employ such other
                                    method as it may deem feasible after
                                    obtaining opinion(s) of United States and
                                    Chilean counsel, as applicable) reasonably
                                    satisfactory to the Depositary in order to
                                    facilitate the exercise, sale or transfer of
                                    rights by such Owners; or
                                    (b) if at the time Of the offering of any
                                    rights) the Depositary determines in its
                                    discretion, after obtaining opinion(s) of
                                    United States and Chilean counsel, as
                                    applicable,reasonably satisfactory to the
                                    Depositary, that it is not lawful or not
                                    feasible to make such rights available to
                                    certain Owners by means of warrants or
                                    otherwise, or if the rights represented by
                                    such warrants or such other instruments are
                                    not exercised and appear to be about to
                                    lapse, in its discretion, sell such rights
                                    or such warrants or other instruments at
                                    public or private sale, at such place or
                                    places and upon such terms as it may deem
                                    proper, and allocate the proceeds of such
                                    sales for the account of the Owners
                                    otherwise entitled to such rights, warrants
                                    or other instruments upon an averaged or
                                    other practicable basis without regard to
                                    any distinctions among such Owners because
                                    of exchange restrictions or the date of
                                    delivery of any Receipt or Receipts, or
                                    otherwise, and distribute such net proceeds
                                    so allocated to the extent practicable as in
                                    the case of a distribution of cash pursuant
                                    to paragraph 11 hereof and Section 4.01 of
                                    the Deposit Agreement. The Depositary shall
                                    not be responsible for any failure to
                                    determine, that it may be lawful or feasible
                                    to make such rights available to Owners in
                                    general or any Owner or Owners in particular
         If the Depositary does not receive such written request from the Issuer, the Depositary shall, after consultation with the Issuer, and after obtaining opinion(s) of United States and Chilean counsel, as applicable, reasonably satisfactory to the Depositary, have discretion to the procedure to be followed (i) in making such rights available to the Owners, or (ii) in" disposing of such rights on behalf of such Owners and distributing the net proceeds available in dollars to such Owners as in the case of a distribution of cash pursuant to paragraph (ii) hereof or Section 4.01 of the Deposit Agreement, or (iii) in allowing such rights to lapse in the event such rights may not be made available to Owners or be disposed of and the net proceeds thereof made available to Owners.
         Notwithstanding anything to the contrary in this paragraph 12, if registration (under the Securities Act of 1933 or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Issuer to offer such rights or such securities to Owners and to sell the securities represented by such rights, the Depositary will not offer such rights to the Owners (i) unless and until a registration statement under the Securities Act of 1933 or other applicable law covering such offering is in effect, or (ii) unless the Issuer furnishes the Depositary opinion(s) of counsel for the Issuer in the United States and counsel to the Issuer in any other applicable country in which rights would be distributed, satisfactory to the Depositary or other evidence satisfactory to the Depositary to the effect that the offering and sale of such securities to the Owners of such Receipts are exempt from or do not require registration under the provisions of the Securities Act of 1933 or any other applicable laws. In the event that the Depositary determines that any distribution in property (including Shares and fights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges" the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to Owners entitled thereto in proportion to the number of American Depositary Shares held by them respectively and the Depositary shall distribute any unsold balance of such property in accordance with the provisions of this Deposit Agreement.
         References in this paragraph 12 to "Owners" are to registered holders as of the record date fixed pursuant to paragraph 14.
         13. CONVERSION OF FOREIGN CURRENCY.
         -----------------------------------
         Whenever the Depositary or the Custodian shall receive Pesos or other foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into U.S. dollars and the resulting U.S. dollars transferred to the United States, the Depositary shall, subject to the Foreign Exchange Contract and any other requirements of Chilean law or regulation in effect from time to time, convert or cause to be converted by sale or in any other manner that it may determine, such foreign currency into U.S. dollars, and such U.S. dollars (net of any conversion expenses of the Depositary) shall be transferred to the United States and distributed to the Owners entitled thereto or. if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such U.S. dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon m average or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions or otherwise.
         The Depositary shall exercise its rights under the Foreign Exchange Contract as and to the extent appropriate in order to effect such conversions and distributions, and is authorized to give such certifications, and enter into such agreements and arrangements as may be necessary or convenient thereunder or in connection therewith; provided, however, that the Depositary shall not be obligated to incur any material expense in connection therewith or to take any such action at its own risk.
         If such conversion or distribution can be effected only with some approval or license of any government Or agency thereof other than the Foreign Exchange Contract and the approvals contemplated thereby, the Depositary may make an application for such approval or license (in its own name. as agent or on behalf of the Owners, or in the name of the Owners); provided, that it shall have no obligation to make such an application unless it receives satisfactory indemnity with respect to the costs and risks of any such application.
         If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into U.S. dollars transferable to the United States, or if the Foreign Exchange Contract shall cease to be in effect or the rights of the Depositary thereunder shall be restricted or suspended, or if any other approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary -is not obtainable (for whatever reason, including failure of the Depositary to receive satisfactory indemnity for the costs and risks of obtaining such approval or license) or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to, or in its discretion may hold

(without any liability to pay interest thereon) such foreign currency for the respective accounts of, the Owners entitled to receive the same.
         If any such conversion of foreign currency, in whole or in Part. can be effected for distribution to some but not all of the Owners entitled thereto, the Depositary may in its discretion make such conversion and the distribution in U.S. dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold (without any liability to pay interest thereon) such balance for the respective accounts of, the Owners entitled thereto for whom such conversion and distribution is not made.
         14. RECORD DATES.
         -----------------
         Whenever any cash dividend or other cash distribution shall become payable or any distribution other then cash shall be made or whenever rights shall be issued with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities or any solicitation of any consent or. any other matter, or whenever else necessary or convenient to give effect to the Deposit Agreement, the Depositary will fix a record date for the determination of the Owners of Receipts who will be entitled to receive such dividend, distribution or rights, or such net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, or to receive such notice or solicitation or to act in respect of such other matter or for such other purpose.
         Subject to the Deposit Agreement, only Owners at the close of business on such record date shall be entitled to receive any such distribution or such rights or such net proceeds, to give such voting instructions, to receive such notice or solicitation or to act in any such other matter.
         15. VOTING OF DEPOSITED SECURITIES.
         -----------------------------------
         Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities in the form required hereunder, unless otherwise instructed in writing by the Issuer, the Depositary shall, as soon as practicable thereafter, mail to the Owners of Receipts a notice, the form of which notice shall be in the sole discretion of the Depositary, which shall contain (a) such information as is contained in such notice of meeting, (b) a statement that the Owners of Receipts as of the close of business on a specified record date will be entitled, subject to any applicable provision of Chilean law and of the Estatutos of the Issuer, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a brief statement as to the manner in which such instructions may be given. Upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor in so far as practicable to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not, and the Depositary shall ensure that each Custodian and any of its or their nominees shall not, except to the extent, if any, otherwise required by applicable law, vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions. The Depositary shall have no obligation to vote Shares or other Deposited Securities as to which it shall have received no instructions. If any requirement of Chilean law, of the Estatutos of the Issuer) or of any securities exchange on which Shares, other Deposited Securities or American Depositary

Shares are listed does not permit the Depositary to vote (or to vote on any particular matter) in accordance with instructions received from Owners, the Depositary shall vote the Shares or other Deposited Securities as required by such law, Estatutos or securities exchange, or if no manner of voting is so required, in a manner permitted thereby that the Depositary determines in its sole discretion (following consultation with the Issuer) to most fairly give effect to the instructions received with respect to such vote.
         16. CHANGES AFFECTING DEPOSITED SECURITIES.
         -------------------------------------------
          Upon any change in nominal or face value, par value, split-up, consolidation, cancellation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation) or sale of assets affecting the Issuer or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to existing Deposited Securities, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, and shall, if the Issuer shall so request, execute and deliver additional Receipts as in the case of a dividend on the Shares or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.
         17. LIABILITY OF THE ISSUER AND DEPOSITARY.
         ------------------------------------------
         None of the Depositary, its agents, the Issuer or its agents; shall incur any liability to any Owner or any other person, if by reason of any provision of any present or future law of the United States~ Chile, or any other country, or of any other governmental authority (including any action that may constitute a breach by the Central Bank of Chile of its obligations under the Foreign Exchange Contract), or by reason of any provision, present or future, of the Foreign Exchange Contract, or, in the case of the Depositary or its agents, of the Estatutos of the Issuer or of the Deposited Securities, or by reason of any act of God or force majeure or other circumstances beyond its control the Depositary or its agents, or the Issuer or its agents shall be prevented or forbidden from or subject to any civil or criminal penalty on account of, or materially delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement, the Foreign Exchange Contract, the Issuer's Estatutos or the Deposited Securities it is provided shall be done or performed or the Depositary or its agents, or the Issuer or its agents shall be obligated to do or perform any act or thing which is inconsistent with the provisions of the Deposit Agreement; nor shall the Depositary or the Issuer incur any liability to any Owner or any other person by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of a distribution pursuant to Section

4.01, 4.02 or 4.03 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and n1ake the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse. Neither the Issuer nor the Depositary, nor their respective agents, assumes any obligation or shall be subject to any liability under the Deposit Agreement to Owners or holders of Receipts, except that they agree to perform their obligations specifically set forth in the Deposit agreement without negligence or bad faith. The Depositary, and its agents, shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Issuer, nor their respective agents, shall be (a) under any obligation to appear in. prosecute or defend any action, suit, or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required; provided that the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary or (b) liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or holder of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. Each of the Depositary, its agents, the Issuer and its agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed Or presented by the proper party or parties thereto.
         The Depositary may retain for its own account any compensation for the issuance of Receipts against evidence of rights to receive shares, including without limitation earnings on the collateral securing such rights. The Depositary and its agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith and without negligence. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, provided that the Depositary acted without negligence or bad faith while it acted as Depositary. The Depositary and its agents may own and deal in any class of securities of the Issuer and its affiliates and in Receipts. The Depositary shall not lend the Deposited Securities. The Issuer has agreed to indemnify the Depositary and any Custodian against, and hold each of them ham11ess from, certain loss, liability or expense, as set forth in the Deposit Agreement. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Receipt or the Deposit Agreement.

         18. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF
         -------------------------------------------------------------
SUCCESSOR CUSTODIAN.
-------------------
         The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Issuer, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Issuer by written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may appoint a substitute or additional custodian or custodians.
         19. AMENDMENT.
         -------------
         The Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Issuer and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than the fees for the execution-and delivery of Receipts and taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Owners of outstanding Receipts (or, in the case of the fees of the Depositary referred to in the preceding parenthetical, until the expiration of 30 days after notice of such amendment). Every Owner of a Receipt at the expiration of three months after such notice shall be deemed, be continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement or the Receipts as amended thereby. In no event shall any amendment impair the right (subject to the conditions set forth in the Deposit Agreement) of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.
         20. TERMINATION OF DEPOSIT AGREEMENT.
         -------------------------------------
         The Depositary will at any time at the direction of the Issuer terminate the Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise ten11inate the Deposit Agreement if at any time 60 days shall have expired after the Depositary shall have delivered to the Issuer a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary, in accordance with the terms of the Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered. After making such sale) the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash. Upon the termination of the Deposit Agreement, the Issuer shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary with respect to indemnification, charges, and expenses.
         21. COMPLIANCE WITH U.S. SECURITIES LAWS.
         -----------------------------------------
         Notwithstanding anything in the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Instruction I.A.(1) of the General Instructions to Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

                   (ASSIGNMENT AND TRANSFER SIGNATURE LINES)

NOTE:                           The signature to any endorsement hereon must
                             correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement or any change whatever.
                                If the endorsement be executed by an
                             attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.
                                All endorsements or assignments of
                             Receipts must be guaranteed by a New York Stock Exchange member firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in The City of New York.

                                   EXHIBIT B
                                  FEE SCHEDULE
                      DEPOSITARY FEES AND RELATED CHARGES
       All capitalized terms used but not otherwise defined herein shall have the meaning given
                                       to
                      such terms in the Deposit Agreement

I. Depositary Fees
         The Company, the Owners and the persons depositing Shares or surrendering ADSs for cancellation agree to pay the following fees of the
Depositary:


 -------------------------------- --------------------- -----------------------
                  Service                 Rate                   By Whom Paid
 -------------------------------- --------------------- -----------------------
 ------- ------------------------ --------------------- -----------------------
 (1)      Issuances of ADSs           Up to $5.00          Person for whom
          upon deposit of             per 100 ADSs         deposits are made
          Shares (excluding           (or fraction         or party receiving
          issuances Paragraphs        thereof issued)      ADSs
          contemplated by (3)
          (b) and (5)below.
 -------- ----------------------- --------------------- -----------------------
 -------- ----------------------- --------------------- -----------------------
 (2)      Delivery of                 Up to $5.09 per      Person surrendering
          Deposited Securities,       100 ADSs (or         ADSs for cancellation
          property and cash           fraction thereof)    and withdrawal of
          againstsurrender of         surrendered.         Deposited Securities
          ADSs.                                            property and cash
 -------- ----------------------- --------------------- -----------------------
 -------- ----------------------- --------------------- -----------------------
 (3)      Distribution of (a)         No fee, so long as   Owner to whom
          cash dividend or (b)        prohibited by the    distribution is made.
          ADSs pursuant to            exchange upon
          stock dividend (or          which the ADSs are
          other free                  listed.
          distribution of stock)
 -------- --------------------------------- ----------------------- -----------
 -------- --------------------------------- ----------------------- -----------
 (4)      Distribution of cash        Up to $2.00 per      Owner to whom
          proceeds upon sale of       100 ADSs held.       distribution is made.
          rights and other
          entitlements.
 -------- --------------------------------- ------------------------- ---------
 -------- ---------------------------------------------------------------------
 (5)      No Depositary's fees will be charged for the issuance of ADSs as a result of the exercise of ADR Rights.
 -------- ---------------------------------------------------------------------

II. Charges
         Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and for the purpose of withdrawing Deposited Securities shall be responsible for the following charges:

                                        (i)     taxes (including applicable
                                                interest and penalties) and
                                                other governmental charges;
                                        (ii)    such registration fee as may
                                                from time to time be in effect
                                                for the registration of Shares
                                                or other Deposited Securities on
                                                the share register and
                                                applicable to transfers of
                                                Shares or other Deposited
                                                Securities to or from the name
                                                of the Custodian, the
                                                Depositary or any nominees upon
                                                the making of deposits and
                                                withdrawals, respectively;
                                        (iii)   such cable, telex and facsimile
                                                transmission and delivery
                                                expenses as are expressly
                                                provided in the Deposit
                                                Agreement to be at the expenses
                                                of the person depositing Shares
                                                or Owners and Holders of ADSs;
                                        (iv)    the expenses and charges
                                                incurred by the  Depositary in
                                                the conversion of foreign
                                                currency  pursuant to the
                                                Deposit Agreement;
                                        (v)     such fees and expenses as are
                                                incurred by the Depositary in
                                                connection with compliance with
                                                exchange control regulations and
                                                other regulatory requirements
                                                applicable to Shares, Deposited
                                                Securities, ADSs and ADRs; and

                                        (vi)    the fees and expenses incurred
                                                by the Depositary in collection
                                                with the delivery of Deposited
                                                Securities. The Issuer only
                                                agrees to pay the expenses, fees
                                                and charges of the Depositary as
                                                indicated hereof to be paid by
                                                the Issuer or in accordance with
                                                agreements in writing entered
                                                into between the Depositary and
                                                the Issuer from time to time.

                    (d) Opinion of Counsel to the Depositary

        November 26, 2002


        Citibank, N.A.
        ADR Department
        111 Wall Street
        New York, NY  10043

Re:     American   Depositary   Receipts   evidencing  American  Depositary
        Shares Representing four (4) Shares of Series A Common Stock, without par value, of Compania de Telecomunicaciones de Chile S.A.


                             Ladies and Gentlemen:

I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, by and among Citibank, N.A., as depositary, Compania de Telecomunicaciones de Chile S.A., a company organized and existing under the laws of the Republic of Chile (the "Company"), and all Owners and Holders of ADRs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent four
(4) Shares of Series A Common Stock, without par value, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

              Very truly yours,

              /s/ Frettra M. Miller

                           (e) Rule 466 Certification

                          CERTIFICATION UNDER RULE 466


      The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed a registration statement on Form F-6 (Registration No. 333-06046), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                                 Citibank, N.A., as Depositary


                                                 By:      /s/ Frettra M. Miller
                                                        -----------------------
                                                 Name: Frettra M. Miller
                                                 Title:   Vice President